

st.george

St.George Bank Limited
ABN 92 055 513 070

Group Secretariat
Level 15
182 George Street
Sydney NSW 2000

Postal Address:
PO Box R221
Royal Exchange NSW 1225

Telephone: 612 9236 1469
Facsimile: 612 9236 1899
Email: bowanm@stgeorge.com.au

4 May 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Michael Coco

Dear Sir

St.George Bank Limited: 12g3-2(b) Information - File No.82-3809

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that St.George Bank Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since May 16, 2002, the date of the Company's application for reinstatement of the exemption from Rule 12g3-2(b) of the Exchange Act:

- St.George Announces New Tier 2 Capital Issue
- St.George New Tier 2 Capital Issue Oversubscribed
- St.George Prices Crusade Global Trust No. 1 of 2005
- St.George Presentation to CSFB Asian Investment Conference
- Australian Prudential Regulation Authority (APRA) Banking Statistics – 28 February 2005
- St.George Rejects Amended Tax Assessments on 1997 Depositary Capital Securities Arrangement (DCS) and reaffirms EPS targets
- Appendix 3B – New Issue
- St.George Updates Prior Announcement Concerning Amended Tax Assessments on Depositary Capital Securities Arrangement (DCS)
- St.George – Appendix 4D Preliminary Interim Report
- St.George – Interim Results Presentation
- Appendix 3B – New Issue

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at 612 9236 1205.

Yours sincerely

Michael Bowan
General Counsel and Secretary


RECEIVED
2005 MAY 11 A 10:12
news
release


st.george

4 March 2005
RE030305

ST.GEORGE ANNOUNCES NEW TIER 2 CAPITAL ISSUE

St.George Bank Limited announces today the launch of a new EUR200 million Subordinated Notes issue. The Notes will be offered in floating rate form and will have a 10 year tenor, maturing on March 2015. They will be callable by St.George under certain conditions, including that the consent of the Australian Prudential Regulation Authority [APRA] be obtained, at or after 5 years.

APRA has indicated the Subordinated Notes will qualify as Lower Tier 2 capital for St.George. It is expected the notes will be rated A by Fitch, A3 by Moody's and A- by Standard & Poor's.

Pricing is expected on Friday 4 March 2004.

The Notes are being distributed by UBS Investment Bank, Lead Manager for the transaction.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news
release


st.george

7 March 2005
RE040305

ST.GEORGE NEW TIER 2 CAPITAL ISSUE OVERSUBSCRIBED

On 4 March 2005 in London, St.George Bank Limited priced a new EUR 250 million Subordinated Notes issue. The Notes have a 10 year tenor and may be callable by St.George at or after 5 years under certain conditions. The Notes offer an investor margin of Euribor plus 27 basis points at an issue price of 100.0%. The Notes will be settled on 18 March 2005. UBS is the sole Lead Manager for the transaction.

Following a launch in Asia on the same day as pricing, the issue met strong demand and closed more than twice oversubscribed. The strong demand resulted in the issue size increasing from EUR 200 million to EUR 250 million. Allocations were made to 26 investors representing a diverse range from Asia, Europe and the United Kingdom.

The Australian Prudential Regulation Authority (APRA) has advised that the Notes will qualify as Tier 2 capital for St.George. It is expected the notes will be rated A by Fitch, A3 by Moody's and A- by Standard & Poor's.

Media Inquiries:
Jeff Sheehan
Chief Manager Capital Markets
Ph. 61 (0) 2 9320 5510
Mob: 61 (0) 412 251 194

news release


st.george

9 March 2005
RE050305

St.George Prices Crusade Global Trust No. 1 of 2005

St.George Bank Limited announced today the pricing in Sydney, London and New York of Crusade Global Trust No. 1 of 2005, an issue of Global mortgage-backed securities under its Crusade securitisation programme. The securities denominated in U.S. dollars will be registered by the Securities and Exchange Commission of the U.S. The Euro denominated securities will be listed on the Irish Stock Exchange. All securities will be backed by Australian residential mortgage loans originated by St.George.

In total, mortgage-backed securities with an A$ equivalent value of approximately A$2.57 billion will be issued. The US$600 million senior A1 tranche was priced at 3 Month LIBOR plus 6 basis points. The EUR 550 million senior A2 tranche was priced at 3 Month EURIBOR plus 6 basis points. The A$850 million senior A3 tranche was priced at 3 Month BBSW plus 15 basis points. Two subordinated tranches totalling A$42.4 million are also being issued. It is expected that the senior tranches will be rated AAA by Standard and Poor's and Fitch Ratings and Aaa by Moody's Investor Service.

The USD tranche had Deutsche Bank Securities and JP Morgan as Joint Lead Managers and RBS Greenwich Capital as Co Manager. The Euro tranche had Deutsche Bank AG London and J.P Morgan Securities as Joint Lead Managers and The Royal Bank of Scotland plc as Co Manager. The AUD tranche had Deutsche Bank AG, Sydney Branch, JP Morgan Australia Limited and St.George Bank Limited as Joint Lead Managers.

Media Inquiries:

Greg Kenny
General Manager Treasury and Capital Markets
Treasury and Capital Markets
Mobile: 61 [0] 2 9320 5507
Fax: 61 [0] 0411 439 640

ENDS


st.george


RECEIVED
2005 MAY 11


To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	33
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**St.George Bank Presentation to CSFB Asian Investment Conference**
Date Sent:	17 March 2005

Attached is the St.George Bank Presentation to be given by Managing Director, Gail Kelly, to the CSFB Asian Investment Conference on 17-18 March 2005.

Yours sincerely

Michael Bowan
General Counsel and Secretary

St.George Bank

CSFB Asian Investment Conference
17-18 March 2005

Gail Kelly
Managing Director



About St.George

Financial dimensions

Strategy

Business priorities

Going forward



St.George Bank is....

- Australia's 5th largest bank
- Australia's 14th largest listed company
- One third the size of the smallest major*
- Big enough to offer the full range of products and services
- Yet small enough to adapt and grow in a competitive market


st.george



*Compares assets as at Jan-05

St.George Bank is....

- Passionate about our people
- Differentiated by customer service
- Energetic, practical and focused on delivery
- Focused on sustainable, high quality earnings
- Leveraging significant opportunities across customer segments, products and geographies
- A low risk, growth orientated financial services company



St.George Bank is....

Retail branches by state



Northern Territory
4
Queensland
22
Western Australia
2
South Australia
110
New South Wales
204
13
Victoria
36
Tasmania

Business volumes

	$bn
Retail Deposits	36.1
Residential Lending*	49.8
Managed Funds	24.8
Commercial Loans**	16.6

- 391 retail branches
- c.2.7m customers and c.8,000 employees
- 3rd largest bank in NSW and ACT and largest bank in SA
- National market share: 11% retail deposits and10% residential lending^



All data as at Sep-04 *Includes securitised loans **Includes bill acceptances ^Source: APRA derived

St.George Bank is delivering on targets....

	Target	Outcome
EPS Growth FY03	Sep-02: 10% May-03: 11-13% upgrade Aug-03: 13-14% upgrade	14.0%
EPS Growth FY04	Nov-03: 10-11% May-04: 11-13% upgrade	13.1%
Cost to Income	Sub 50% by FY04	49.9% in 2H03 47.5% in FY04
Capital	Tier one 7-7.5%	Consistently in range
Credit Quality	Maintain positive differential to the majors	Consistently achieved
Customer Satisfaction	Maintain positive differential to the majors	Consistently achieved



About St.George



Financial dimensions

Strategy

Business priorities

Going forward



Profit result

	FY04	FY03	% Change
Profit available to ordinary shareholders	$717m^	$606m	18.3
Earnings per share*	160.8¢	142.2¢	13.1
Return on equity*	21.4%	20.3%	
Expense to income*	47.5%	49.6%	
Dividend	122¢	95¢	28.4



^After significant items
*Calculated before goodwill amortisation and significant items

Earnings driven by strong revenue



$bn
3
2
1
0
1.7
1.9
2.2
2.4
2.6
1.1
1.1
1.2
1.3
1.3
0.3
0.4
0.5
0.6
0.7 *
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Revenue
Expenses
Earnings



	5 Year CAGR
Revenue	8.3%
Expenses	3.7%
Earnings	20.4%



*After tax expense and preference dividends

Supported by growing business volumes



$bn
75
60
45
30
15
0
70.5
42.9
45.9
50.2
36.1
33.9
29.7
26.2
22.9
24.8
19.8
17.4
15.4
13.6
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04
Total lending*
Retail deposits
Managed funds

	5 Year CAGR
Total lending*	10.5%
Retail deposits	9.5%
Managed funds	12.8%



*Includes securitised loan balances and bill acceptances

Margin management remains a strength

Net Interest margin

%

	Mar-01	Sep-01	Mar-02	Sep-02	Mar-03	Sep-03	Mar-04	Sep-04
Average of the 4 Majors*								2.37
St.George								2.64



Average of the 4 Majors*
St.George



Features of net interest margin management:

- Commercial lending growth outperforming sector
- Home loan product innovation and mix management
- Active management of deposit volumes and mix
- Group wide processes to support margin management

EPS target for FY05 factors in more than 10bp reduction in net interest margin



*Domestic margins

Effective cost management

St.George group expense to income ratio^

%
60
50
40
58.2
53.6
52.4
49.6
47.5
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

Peer group expense to income ratio

%
75
57.5
40
70
63.4
54.1
50.1
48.8
48.1
47.5
45.3
Bendigo Bank*
Bank of QLD **
NAB
CBA*
WBC
Suncorp*
St.George
ANZ

^Excluding goodwill and significant items

*Interim results as at 31 Dec-04 **Full year results as at 31 Aug-04



Excellent credit quality

Non-accruals/Total receivables



Average of the 4 Majors
St.George


%
1.0
0.8
0.6
0.4
0.2
0.0
0.34
0.11
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04

- Bad debts/average total receivables stable at 0.21%
- Low risk business mix
- Excellent track record



Sustainable dividend payout



¢
65
55
45
35
25
31
34
38
42
45
50
60
62
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04



- Dividend payout sustainable under IFRS
- Dividends fully franked
- Dividend reinvestment plan continues



About St.George

Financial dimensions


Strategy

Business priorities

Going forward



Strategic focus

Our six themes
Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture



Strategic framework

Engaged People + **Great Customer Experience** = **Superior Financial Results**



Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication



Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning



Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform



Fundamentals of customer service strategy

- Engaged staff is the first and fundamental step
- Satisfaction is important, but customer advocacy is more powerful
- Customer needs are best served through 'local market' approach
- Practical, actionable CRM is a key enabler
- Differentiation lies in customer experience, not product or price
- Need to improve 'base' level of service for all customers and differentiate further for target customers



Aligning our investment

- New retail organisational model accelerating front-line ownership and empowerment, driving 'local market' strategy
- Enhancing Middle Market strategy through 'Best Business Bank' program
- Continued expansion in Victoria and Queensland
- Redesign of processes – improving the service levels for all customers
- Actionable CRM – step change in capability
- Investing in the Brand



About St.George

Financial dimensions

Strategy

Business priorities

Going forward



Home Loans: Meeting the challenges

Residential receivables

$bn
50
40
30
20
16.5%
49.8
Sep-01
Sep-02
Sep-03
Sep-04

- 12%* growth in December quarter
- Expect to match FY05 system growth
- Effective mix management and product innovation
- Brokers play a key role in distribution strategy
- Driving improved proprietary sales performance
- Home loan margins remain stable



*Annualised
Includes securitised loans

Deposits: Margin management focus




Total retail deposits
$bn
40
30
20
10
6.6%
36.1
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- Competition increasing as
  - new competitors enter the market
  - established players respond
- St.George is balancing volume growth and margin
- New products to be launched in Apr-05



Middle Market Commercial Lending: High quality growth

Total middle market receivables

$bn

14.0
12.0
10.0
8.0
6.0

24.1%*

Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04

Impaired assets/ total middle market receivables

%

0.8
0.6
0.4
0.2
0.0

0.15%

Mar-01 Sep-01 Mar-02 Sep-02 Mar-03 Sep-03 Mar-04 Sep-04


• 18% annualised growth in December quarter
• Growth and margins maintained despite increased competition

Middle Market Commercial Lending: Focus on relationship model

Relationship management
%
100
75
50
25
0
89
65
82
66
85
79
19
2
Satisfaction with Relationship Manager^
Willingness to recommend^
Propensity to acquire next product^
Expected churn**
Average of Majors
St.George

- Superior relationship model
- Deep understanding of customer needs
- Significant investment in staff development and Integrated Sales and Service program
- Named 'Business Bank of the Year'*

*CFO magazine 2004

^Source: Jones Donald Customer Satisfaction Survey Aug-04

**East & Partners - Australian Mid-Corporate Transaction Banking Markets as at Sep-04



Wealth: Contributing strongly to growth


Total managed funds
$bn
25
20
15
10
5
25.3%
24.8
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03
Sep-04

- Clean, focused portfolio
- Innovatively broadening distribution with tied, aligned and independent planners and 3rd party distribution
- Ongoing investment in new products and services
- A strong culture of risk management and compliance


• SEALCORP funds under administration up 28%
• Advance funds under management up 18%



About St.George

Financial dimensions



Strategy

Business priorities

Going forward



Sector outlook

- Moderation in home loan market growth underway
- Business optimism reflected in solid growth in business lending and investment as well as historically low credit defaults
- Additional 25bps rise in interest rates expected following March rate rise
- Competitive environment remains intense
- Increasing levels of regulation and compliance activity
- Four Pillars policy remains in place



St.George outlook

- Home loan portfolio expected to match FY05 system growth
- Deposit volumes currently below system but expected to lift
- Middle market 'on track' to deliver 2 times system growth
- Solid earnings momentum across the Group
- 'On track' to meet EPS targets for FY05 and FY06



Targets: FY05 and FY06

EPS growth FY05	10%
EPS growth FY06	Double digit
Cost to income	Continuing sub 50%
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors





Key messages

- Measured, disciplined and consistent strategy delivering
- Increased focus on enhanced customer service differentiation
- Strong execution track record
- Focus on sustainable, high quality earnings
- Confidence in the future




st.george



The material in this presentation is general background information about the Bank's activities current at the date of the presentation. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan

Head of Investor Relations

Ph: +61 2 9236 3618

Mb: +61 412 139 711

Email: osullivans@stgeorge.com.au




st.george

news release

1 April 2005
RE010405

Australian Prudential Regulation Authority (APRA) Banking Statistics - 28 February 2005

St.George Bank has misclassified certain balances of loans and receivables categories reported in APRA's 28 February 2005 monthly banking statistics, issued on 31 March 2005.

The balance of "Households - Housing Owner Occupied" loans was understated by $171 million, "Households - Housing Investment" loans understated by $27 million and "Households – Other" overstated by $198 million.

Consistent with the Bank's stated goal, we remain on track to be at, or around, system growth for home loan receivables for the year ending 30 September 2005.

Ends...

Contact
Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432


st.george

news release

11 April 2005
RE020405

St.George Bank rejects amended tax assessments on 1997 Depositary Capital Securities arrangement (DCS) and reaffirms EPS targets

As first advised to the market on 26 February 2004, St.George Bank Limited ("St.George") has received questions from, and been in discussion with, the Australian Taxation Office ("ATO") concerning deductions claimed by St.George in respect of its 1997 DCS.

The ATO has today issued St.George with an amended assessment for a total of $40 million (after tax) for the tax year ended 30 September 1998, relating to an interest deduction claimed by St.George in respect of the subordinated debentures issued to St.George Funding Company, LLC ("LLC") as part of the DCS transaction. If the ATO were to take the same approach in relation to deductions claimed by St.George from 1998 to 2004 inclusive, this would result in total amended assessments of $206 million (after tax) comprising $114 million of primary tax and interest and penalties of $92 million (after tax).

St.George is confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries.

St.George has recently taken advice from two separate and independent Senior Counsel. St.George has considered that advice and strongly disagrees with the ATO's position. Accordingly, St.George has concluded that no amounts due under the amended assessments will be charged to its Profit and Loss Account. St.George has discussed and agreed this proposed treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years. St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

From 2005 onwards, St.George has decided to take a conservative approach, and not claim deductions on interest paid on the subordinated debentures. The net financial impact of this change will be $6 million per annum after tax. This impact has been factored into the Bank's forecasts for 2005 and future years.

The Bank remains on track to achieve its 10% EPS growth target for the 2005 year and double digit EPS growth for 2006. St.George's results for the 6 months to 31 March 2005 will be released on 3 May 2005.

Ends...

Contact: Jeremy Griffith, Corporate Relations 02 9236 1328 or 0411 259 432

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,901
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 April 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
517,901,570	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,442	Redeemable preference borrower share
264,977	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 12/04/2005

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.


st.george

news release

28 April 2005
RE050405

St.George Bank updates prior announcement concerning amended tax assessments on Depositary Capital Securities arrangement ("DCS")

As advised to the market on 11 April 2005, the Australian Taxation Office ("ATO") issued St.George Bank Limited ("St.George") with an amended assessment for a total of $40 million (after tax) for the tax year ended 30 September 1998.

In that announcement, St.George stated that if the ATO were to take the same approach in relation to relevant deductions claimed by St.George from 1998 to 2004 inclusive, this would result in amended assessments of $206 million (after tax) comprising $114 million of primary tax and interest and penalties of $92 million (after tax).

The ATO has now issued St.George with amended assessments for the tax years ended 30 September 1999 to 30 September 2003. These assessments total $112 million (after tax) comprising $84 million of primary tax and interest and penalties of $28 million (after tax). The rate of interest and penalties charged in these assessments is less than that charged for the 1998 assessment.

When the assessments issued for 1999 to 2003 are added to the already received 1998 assessment, and the assessment expected for 2004, the total amount claimed by the ATO for the period 1998 to 2004 inclusive is $164 million (after tax), comprising $114 million of primary tax and $50 million (after tax) of penalties. This total amount of $164 million is $42 million less than the previously advised total of $206 million.

All other matters in the announcement of 11 April 2005 remain unchanged.

As previously announced, having considered the advice it has received, St.George will contest these assessments vigorously.

Ends...

Media contact:
Lara Daniels, Corporate Relations 02 9236 1508 or 0419 226 449


st.george

St.George Bank Limited

ABN 92 055 513 070

APPENDIX 4D

PRELIMINARY INTERIM REPORT

for the half-year ended

31 March 2005



Released
3 May 2005

Available on our Internet site at www.stgeorge.com.au

CONTENTS

news release


st.george

3 May 2005
RE010504

St.George reports record interim profit and upgrades full year EPS growth target to 11%.

Mr John Thame, Chairman of St.George Bank, today announced an interim profit after tax of $405 million before significant items for the half-year ended 31 March 2005, up 14.4% on the March 2004 half-year. Profit after tax and significant items was $416 million, up 17.5%. A fully franked interim dividend of 67 cents has been declared, a 11.7% increase on the March 2004 half.

The result highlights are as follows:

	March 2005	March 2004	% Change
Profit before significant items	$405m	$354m	14.4%
Profit available to ordinary shareholders	$416m	$354m	17.5%
Earnings per share (EPS)	178.1 cents	160.0 cents	11.3%
Return on equity (ROE)	22.63%	21.56%	
Expense to income	44.9%	48.1%	
Interim ordinary dividend	67 cents	60 cents	11.7%

EPS, ROE & Expense to Income were calculated before goodwill amortisation and significant items. The above EPS and ROE figures are annualised.

Managing Director, Mrs Gail Kelly, commented, "We are really pleased with the quality of this result. The Group's return on equity of 22.63% and expense to income ratio of 44.9% reflect new milestones and are pointers to the strength of the result. Based on our performance for the first half-year, St.George has upgraded its EPS growth target for the full year 2005 from 10% to 11%. The Group's target of continuing double digit EPS growth for 2006 is re-affirmed."

Key drivers of the results are as follows:

Significant increase in lending with effective margin management

- Total lending receivables (on and off balance sheet) increased by 15.8% to $74.5 billion.
- Commercial lending increased by 19.5% to $18.8 billion.
- Residential lending (including securitised loans) increased by 15.1% to $52.8 billion, annualised growth since 30 September 2004 half was 12.1%.
- Retail funding increased by 5.5% to $36.8 billion.
- Interest margin of 2.60% compared to 2.64% for the 30 September 2004 half-year.

Robust increases in total revenue

- Total revenue (before significant items) increased by 7.8% to $1,368 million.
- Net interest income increased by 7.2% to $851 million.
- Non-interest income before significant items increased by 8.8% to $517 million.

Effective cost control

- Cost-to-income decreased from 48.1% in the March 2004 half to 44.9% in the March 2005 half.
- Deferred computer expenditure on the balance sheet continues to decline, now standing at $99 million, down from $128 million at 31 March 2004.

Credit quality maintained

- Bad and doubtful debts as a percentage of average gross loans were steady at 0.10%.
- Net non-accrual loans, as a percentage of net receivables, increased slightly to 0.06% from a historically low level of 0.04% at 31 March 2004.

Continued Growth in Wealth Management

- Managed funds increased by 23% from March 2004 to $27.8 billion at March 2005 including Sealcorp funds under administration up $3.9 billion to $20.5 billion.

Further commenting on the result, Mrs Kelly said "I am particularly pleased with the team's focussed and disciplined execution of our key priorities. We are benefiting today from the delivery of initiatives undertaken in 2002, 2003 and 2004, which are based on the Group's low risk, organic growth strategy. We continue to invest in the business, as evidenced by the increase in the number of staff in customer facing roles, the continuing strong focus on training and development, and the investment in sales and service infrastructure, such as customer relationship management. The Group's customer service levels continue to improve. This is particularly noticeable in our core segments of Gold, Private Bank, Middle Market and in respect of our financial planning and mortgage broker partners."

Outlook

The rate of growth in the Australian economy has slowed in the last six months. Interest rates remain at relatively low levels with unemployment at historic lows. If further tightening is to occur, it is expected to be a modest increase directed at slowing the rate of credit growth and managing inflationary pressures. While further tightening is likely to slow the rate of housing credit growth, it is still expected that system growth will be around 12% for the full year 2005. The outlook for business lending remains positive.

The first half has seen a heightening in competitive intensity and we expect this to continue. St.George is well positioned to deal with this environment due to its key differentiators. These include a track record of excellent credit quality, effective cost management, high levels of customer service and satisfaction, together with a strong focus on delivering on business growth strategies.

Media Contact:
Jeremy Griffith
Corporate Relations
02 9236 1328 or 0411 259 432


st.george

St.George Bank Limited

ABN 92 055 513 070

RESULTS FOR ANNOUNCEMENT TO THE MARKET

for the half-year ended

31 March 2005

1 Financial Summary

1.1 Results at a Glance

Financial Performance

- Profit available to ordinary shareholders was $416 million (31 March 2004: $354 million), an increase of 17.5%.
- Profit after tax and before significant items was $405 million (31 March 2004: $354 million), an increase of 14.4%.
- Net-interest income increased by 7.2% to $851 million, with an interest margin of 2.60%, compared to 2.74% in the March 2004 half and 2.64% in the September 2004 half.
- Non-interest income before significant items was $517 million (31 March 2004: $475 million), an increase of 8.8%.
- Operating expenses, before goodwill and significant items increased marginally by 0.7% to $614 million compared to the March 2004 half and increased by 0.3% compared to the September 2004 half. The expense to income ratio was 44.9%, down from 48.1% in the March 2004 half, and 47.0% in the September 2004 half.
- Basic earnings per ordinary share (annualised) before goodwill amortisation and significant items, increased to 178.1 cents (31 March 2004: 160.0 cents), an increase of 11.3%.
- Return on average ordinary equity (annualised) before goodwill amortisation and significant items, increased to 22.63% (31 March 2004: 21.56%).

Financial Position

- Total assets were $74.3 billion (31 March 2004: $66.3 billion), an increase of 12.1%.
- Lending assets (both on and off-balance sheet) were $74.5 billion (31 March 2004: $64.4 billion), an increase of 15.8%.
- Residential receivables (including securitisation) were $52.8 billion (31 March 2004: $45.9 billion), an increase of 15.1%. Annualised growth since 30 September 2004 was 12.1%.
- Commercial loans (including bill acceptances and bill financing in trading securities) were $18.8 billion (31 March 2004: $15.8 billion), an increase of 19.5%. Annualised growth since 30 September 2004 was 17.3%.
- Consumer receivables were $4.5 billion (31 March 2004: $3.9 billion), an increase of 16.0%.
- Retail funding was $36.8 billion (31 March 2004: $34.9 billion), an increase of 5.5%. Annualised growth since 30 September 2004 was 3.8%.

Dividends

- A higher interim ordinary dividend of 67 cents per ordinary share, fully franked (31 March 2004: 60 cents) has been declared by the Board, an increase of 11.7%.
- The Dividend Reinvestment Plan will operate for the interim dividend with no discount.

Other

- Managed funds increased by 23.0% to $27.8 billion (31 March 2004: $22.6 billion).
- Net non-accrual loans as a percentage of net receivables increased from 0.04% at 31 March 2004 to 0.06% at 31 March 2005.

1.2 Group Highlights

The financial information provided in this statement of financial results and dividend announcement relates to the operations of St.George Bank Limited and its controlled entities (the Group) for the half-year ended 31 March 2005. The Group's financial results have been subject to an independent review by the Group's external auditors, KPMG. Comparative information has been reclassified where necessary to enhance comparability. In this document, the term March 2005 half or period refers to the six months ended 31 March 2005 and the term September 2004 half or period refers to the six months ended 30 September 2004. Other half-years are referred to in a corresponding manner.

Half-Year Ended		**March 2005**	Sept 2004	March 2004
TOTAL ON BALANCE SHEET ASSETS	$M	**74,340**	69,960	66,326
SECURITISED RECEIVABLES	$M	**11,669**	10,549	8,345
MANAGED FUNDS	$M	**27,812**	24,825	22,604
OPERATING PROFIT				
Before preference dividends and:				
- after income tax, OEI [1] and before goodwill and significant items	$M	**491**	441	429
- after income tax, OEI, goodwill and before significant items	$M	**436**	390	377
- after income tax, OEI, goodwill and significant items	$M	**447**	390	377
After preference dividends and:				
- after income tax, OEI and before goodwill and significant items	$M	**460**	414	406
- after income tax, OEI, goodwill and before significant items	$M	**405**	363	354
- after income tax, OEI, goodwill and significant items (available to ordinary shareholders)	$M	**416**	363	354
UNDERLYING PROFIT	$M	**754**	689	641
RETURN ON AVERAGE ASSETS (Annualised)				
- after income tax, OEI and before goodwill, significant items and preference dividends		**1.33%**	1.28%	1.32%
- after income tax, OEI, goodwill and significant items and before preference dividends		**1.22%**	1.13%	1.16%
RETURN ON AVERAGE RISK WEIGHTED ASSETS (Annualised)				
- after income tax, OEI and before goodwill, significant items and preference dividends		**2.22%**	2.13%	2.24%
- after income tax, OEI, goodwill and significant items and before preference dividends		**2.02%**	1.88%	1.96%
RETURN ON AVERAGE ORDINARY EQUITY (Annualised)				
- after income tax, OEI, preference dividends and before goodwill and significant items		**22.63%**	21.24%	21.56%
- after income tax, OEI, preference dividends, goodwill and before significant items		**19.92%**	18.62%	18.80%
- after income tax, OEI, preference dividends, goodwill and significant items		**20.46%**	18.62%	18.80%
EXPENSES AS % AVERAGE ASSETS (Annualised) - (excluding goodwill and significant items)		**1.67%**	1.77%	1.88%
EXPENSE / INCOME RATIO - (excluding goodwill and significant items)		**44.9%**	47.0%	48.1%
INTEREST MARGIN (Annualised)		**2.60%**	2.64%	2.74%
ORDINARY DIVIDEND (Fully franked)	Cents	**67.0**	62.0	60.0
EARNINGS PER ORDINARY SHARE (Annualised)				
Basic				
- before goodwill and significant items	Cents	**178.1**	161.6	160.0
- after goodwill and significant items	Cents	**161.1**	141.9	139.3
Diluted				
- before goodwill and significant items	Cents	**177.3**	160.8	158.9
- after goodwill and significant items	Cents	**160.7**	141.5	138.9
Weighted Average Number of Shares				
- Basic ordinary shares	000's	**516,353**	511,741	508,094
- Diluted ordinary shares	000's	**529,416**	526,167	523,575
NET TANGIBLE ASSETS PER ORDINARY SHARE	$	**5.98**	5.58	5.24
CAPITAL ADEQUACY RATIO		**11.6%**	11.1%	10.9%

(1) OEI refers to Outside Equity Interests in controlled entities.

1.2 Group Highlights (continued)

Net Interest Income

- Net interest income for the half-year was $851 million (31 March 2004: $794 million), an increase of 7.2%. The increase is due to growth in average interest earning assets of 13.0% since 31 March 2004, which is partially offset by a decrease of 14 basis points in the interest margin to 2.60% from 2.74% in the March 2004 half (a decrease of 4 basis points compared to the September 2004 half).

Non-Interest Income

- Non-interest income before significant items was $517 million (31 March 2004: $475 million), an increase of 8.8%. Non-interest income before significant items accounts for 37.8% of total income (31 March 2004: 37.4%). The increase in non-interest income resulted from strong growth in bank acceptances, managed funds and securitised loans, increased product fees and commissions income and profit on sale of the Assirt businesses (before goodwill write-off).

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items, decreased to 44.9% (31 March 2004: 48.1%) due to prudent cost management and growth in total income underpinned by strong lending asset and managed funds growth. The expense to income ratio in the September 2004 half was 47.0%.
- Operating expenses, before goodwill and significant items, were $614 million (31 March 2004: $610 million), an increase of 0.7%. When compared to the September 2004 half, operating expenses, before goodwill and significant items, were relatively flat with an increase of 0.3%.

Income Tax

- Income tax expense after significant items increased by $36 million to $216 million compared to the March 2004 half.

Shareholder Returns

- Annualised return on average ordinary equity, before goodwill and significant items, increased to 22.63% (31 March 2004: 21.56%).
- Annualised basic earnings per ordinary share, before goodwill and significant items, increased to 178.1 cents (31 March 2004: 160.0 cents), an increase of 11.3%.
- The Board has declared an interim ordinary dividend of 67 cents per share, payable on 4 July 2005. The dividend will be fully franked at 30%.

1.2 Group Highlights (continued)

St.George Insurance Pte Limited (SGI)

SGI is a wholly owned captive lender's mortgage insurance provider. SGI's profit after tax for the March 2005 half was $28 million (31 March 2004: $17 million), an increase of 64.7% (refer section 2.3.3 for further details).

Capital Management

The Group's capital position remains strong with Tier 1 capital adequacy at 7.4% and Tier 2 at 4.3%. The Bank's credit ratings remained unchanged during the period. The following initiatives were undertaken during the half-year:

- Completion of a $2.5 billion securitisation of residential loan receivables through the Crusade Securitisation Program in March 2005.
- 2.9 million ordinary shares issued under the Bank's Dividend Reinvestment Plan (DRP) raising $70 million of capital in December 2004.
- Completion of a EURO 250 million subordinated note issue in March 2005 that qualifies as Tier 2 capital for capital adequacy purposes.

At 31 March 2005, the Group's adjusted common equity to risk weighted assets (ACE ratio) was 5.1% (30 September 2004: 5.0%; 31 March 2004: 5.4%).

The DRP will operate for the interim dividend with no discount.

In February 2001 St.George issued $300 million of Preferred Resetting Yield Marketable Equity Securities (PRYMES). At the next dividend reset date on 21 February 2006, St.George has two options available:

- Conversion of the PRYMES into ordinary shares, subject to APRA approval; or
- Resetting of the dividend and continuation of the PRYMES.

A copy of the PRYMES terms and conditions is available on St.George's website.

Assets and Asset Quality

- Lending assets (on and off-balance sheet) were $74.5 billion (31 March 2004: $64.4 billion), an increase of 15.8%.
- Bad and doubtful debts expense for the period increased by $6 million to $58 million compared to the March 2004 half and fell by $2 million compared to the September 2004 half.
- The general provision for doubtful debts balance of $220 million and the unearned income on mortgage insurance premiums balance of $14 million (tax effected), when taken together, are $9 million above the accepted industry level of 0.50% of risk weighted assets.

2 Business Summary

2.1 Strategic Overview

The Group's organic growth strategy continues to deliver superior returns to shareholders as evidenced by the results for the six months to 31 March 2005.

The Group's Strategic Framework developed in 2002, and now consistently applied for more than three years, remains unchanged and continues to guide and inform our work programs:

- Deepen and strengthen relationships with customers in our chosen markets.
- Leverage specialist capabilities for growth.
- Creatively differentiate on service.
- Accelerate and empower relationship selling.
- Build team and performance culture.
- Optimise cost structure.

Building on the Group's strong heritage of differentiation from our competitors through customer service, work has continued during the period on the Group-wide Service Program. This program is based on a simple customer loyalty equation as follows:

Engaged People + Great Customer Experience = Superior Financial Outcomes

Specific detailed and integrated work plans are in place to ensure that the Group meets its objective of long term sustainable quality growth. While ownership of the initiatives is held within the business units, the program is tracked and reviewed at the Group Executive level. The program incorporates the focus on previously identified key business priorities, which are as follows:

- Home Loans
- Integrated Sales & Service
- Middle Market
- Wealth Management
- Productivity Management
- Victorian & Queensland Expansion
- People
- Risk Management
- Credit Quality

Some of the specific initiatives that have been progressed during the period include:

Retail Bank Restructure – In November 2004 the retail business was restructured to group all aspects of St.George retail distribution under the Group Executive Retail Business (David Gall – appointed February 2005) with product and segment management, marketing and processing falling under the Group Executive Wealth Management and Retail Financial Services (Paul Fegan). This revised organisational model moves the Group closer to a customer centric delivery platform facilitating our focus on sales, service and local management empowerment.

2.1 Strategic Overview (continued)

Integrated Sales and Service (ISS) and Local Management Empowerment – The first half of the 2005 year has seen a review of our ISS program. While the tools and processes have been successfully embedded, the consistency of application and follow through requires improvement. The review is resulting in a simplification and streamlining of the processes being used, particularly as they relate to measurement, tracking and reward. The period has also seen the appointment of Regional General Managers and the elimination of a layer of management. Further skilling and coaching support is underway, with a heightening of focus on strengthening the Group's capacity to meet customer needs at a local level.

Customer Relationship Management (CRM) – The Group has committed resources to the integration and development of middleware to deliver additional customer information to the front line in branches and call centres. This work leverages existing customer information and systems, which are being redesigned to deliver more relevant information to our sales and service staff. This information is expected to improve the effectiveness of our ISS efforts and support local management empowerment. The first phase of delivery will be complete during calendar 2005.

Best Business Bank (Middle Market) Strategy – Building from the Group's successful business banking model, implementation of an accelerated growth strategy developed during last year is now underway. Senior Institutional and Business Bank management have been seconded to develop and execute the implementation plans. Progress is on track and integrated with the Group's strategic plans. More detail as regards the Group's progress in Middle Market follows in the Operational Update.

Process Transformation – The Group has achieved success in process reengineering across the front and back offices in recent years and this program seeks to build on that success. Senior management from across the Group are dedicated to the program supported by line and process reengineering professionals. It is envisaged that implementation will take place over several future reporting periods following a prioritisation of design and systems works required. The overall goal for this program is an improvement in customer service and processing effectiveness however, it is also envisaged that this will simultaneously release some per unit cost savings over time.

People and Culture – The Group is distinguished by a culture that is a combination of 'warmth and friendliness', transparency and candour. Making the Group a compelling place to work and raising the overall engagement levels of our people remain key priorities for the management team. Management training and skilling, recruitment and induction programs, redesign of compensation and focus on 'right people in right roles' is continuing as part of the overall Group Service Program. People and culture remain the Group's single greatest differentiator and a critical component in the loyalty equation described above.

In addition to the strategic and business priorities described above, the Group has continued its strategic rebalancing of its portfolio of businesses with the sale during the period of the Assirt Research and non-branded ATM businesses. These sales are described in more detail in the following Operational Update.

The Group retains its strong track record for excellence in business execution against its strategic and business priorities, building from an established platform for its next phase of growth. Accordingly, the Group confirms that it will continue to sustain its position of superior EPS performance and has upgraded its overall EPS growth target to 11% for full year 2005 and double digit EPS growth for full year 2006.

2.2 Operational Update - Business Priorities

2.2.1 Home Loans

Although the March 2005 half has seen a slowing in the rate of growth in the home loan market, St.George's performance remains strong. The Bank's annualised growth in residential loans (including securitised loans) for the 31 March 2005 half was 12.1%. St.George is on track to be at or around system growth for the 2005 full year.

Product innovation and mix continue to be key areas of focus to ensure stability in home loan margins and ongoing growth in the overall portfolio. New home loan products were introduced during the period to meet the needs of target customer segments including investors, small business and retirees. In terms of margin management, the Bank has continued to actively reduce the level of new discount introductory loans. These loans typically have weaker retention prospects and a lower profit margin than other products, such as the Bank's home equity loans, which grew by 18.7% since 31 March 2004.

The home loan broker proportion of approvals for the half was 43% compared to 47% for the September 2004 half. Management of this channel is focussed on improving efficiency, increasing average loan size and achieving a balanced product mix. To improve efficiency in this channel and reduce loan application processing timeframes, the Bank is investing in a new "electronic lodgement" capability, which is being launched in May 2005 and then progressively rolled out to home loan brokers.

During the period the Bank has focused on improving the performance of its proprietary channels. Actions taken included the introduction of a new lender program, better alignment of incentives and an increase in the branch and mobile lender sales force. This work is ongoing.

The process improvements delivered by the Mortgage Transformation Programme in 2004 were critical in the March 2005 quarter when the Bank experienced close to record application volumes and was still able to maintain customer service levels. The improvements included system and process enhancements, the introduction of imaging and the establishment of a dedicated mortgage call centre. Further improvements are scheduled for the next phase of the Mortgage Transformation Programme.

The Bank's annualised customer attrition rate continues to improve from an average of 17.0% for the September 2004 half to 15.7% for the March 2005 half. The key drivers of the improvement continue to be lower levels of introductory loan business written since 2003, improved product design, stronger customer relationships and the benefits of the Bank's ongoing customer retention program.

Credit quality remains sound, consistent with the low levels of bad debts experienced over the last few years and prudent credit policies aimed at protecting the Bank and borrowers alike.

2.2 Operational Update - Business Priorities (continued)

2.2.2 Middle Market

This segment continues to perform strongly with lending growth of 22.7% since 31 March 2004. Customer service is a key success factor that drives growth in this segment. Customers are relationship managed by staff that are skilled in meeting customers' needs according to their industry segments. The business is focused around six key industry segments – manufacturing and wholesale, professionals, hotels and leisure, aged care and health, property and construction, and automotive finance.

Customer loyalty and satisfaction continue to be a differentiator for St.George in the Middle Market with no customers indicating they are likely to change bank compared to an average of 18.7% for the four major banks in a February 2005 East & Partners survey. The high service levels provided to Middle Market customers result in this stronger customer loyalty, minimal customer churn and a propensity for customers to broaden their relationship with St.George. This has resulted in an increase to 4.0 products per customer in February 2005 from 3.9 in September 2004. St.George's success has been recognised externally being named Business Bank of the 2004 Year by CFO Magazine, reflecting achievements in growth and relationship management and awarded Business Banking Web Site of the 2004 Year by Personal Investor magazine, acknowledging St.George's market leading on-line offering.

Lending market share for this segment grew from 6.35% in September 2004 to 6.61% as at February 2005.

To realise further potential in this segment the Bank is implementing its Best Business Bank program, which includes the recruitment of additional relationship managers in NSW and other states.

2.2 Operational Update - Business Priorities (continued)

2.2.3 Wealth Management

The core operations are wealth administration (platform) services, asset management, margin lending, insurance and distribution of wealth products and services. St.George Private Bank and the Gold customer segment are also managed by this business. The wealth businesses have performed particularly well over the period, being well positioned in their target markets and benefiting from a favourable investment climate.

Sealcorp recorded a strong performance in the platform business, operating the Asgard Master Trust and Wrap services, as well as services to institutional clients. Sealcorp's funds under administration increased by 23.7% to $20.5 billion compared to $16.6 billion at 31 March 2004, benefiting from the continued trend of retail funds flows being invested via platforms. Sealcorp's distribution includes the Securitor dealer network, independent financial planners, wholesale dealer-to-dealer services and St.George financial planners and private bankers.

Advance Funds Management increased funds under management to $4.7 billion from $3.9 billion or 21.5% compared to 31 March 2004. Consistent with its business model as "manager of managers", the number of strategic partnerships increased from 13 to 17 and both retail and wholesale investment suites were upgraded.

Margin Lending assets grew to $1.4 billion up $334 million or 30.6% since 31 March 2004, retaining both its 5-Star Cannex rating and the Asset Magazine Award as Margin Lender of the Year. Insurance achieved a 14% growth in premium income compared to the March 2004 half. Customers in both Private Bank and Gold continued to report excellent levels of customer satisfaction and this reflected in solid momentum within these two important customer segments.

In February, Standard & Poor's Australia acquired the managed funds data and ratings business of Assirt Pty Limited from the Bank.

2.2.4 Victorian Expansion

The Group's strategy in Victoria is to selectively grow its market share in a measured and managed way with a strong focus on Gold and Middle Market customer segments.

During the half year, the Group opened one new full service branch in metropolitan Melbourne and converted a commercial office to a full service branch in country Victoria. Five further metropolitan sites are scheduled to be opened in the remainder of 2005.

Middle market receivables grew by 30% to $1.5 billion compared to 31 March 2004. Residential loans grew by 34% to $5.4 billion since 31 March 2004. Growth in residential loans continues to be largely sourced from the home loan broker channel, however, the percentage of loans originated from the branch channel improved during the period as the new sites became operational.

Additional distribution capability resulting from the launch of a mobile residential lending sales force and an increase in the number of Corporate and Business Bank relationship managers is underway, with full benefits expected to commence from 2006.

2.2 Operational Update - Business Priorities (continued)

2.2.5 Queensland Expansion

The Group's second phase of expansion into geographic locations where it is under represented is to focus on the Queensland market. The Bank appointed a General Manager, Queensland in November 2004 to grow the Bank's lending and deposit businesses. With the benefit of the experience gained in growing the Bank's Victorian businesses, target customer segments and distribution plans are being developed for the Queensland market.

Compared to $859 million at 31 March 2004, middle market receivables grew by 16% per annum to $1.0 billion. Residential loans grew by 23% to $4.5 billion in the same period.

2.2.6 Risk Management

The Group in its daily activities is exposed to credit risk, market risk, liquidity risk and operational risk. The Group has a well established and integrated framework to manage these risks through a number of specialised committees, that are responsible for policy setting, monitoring and analysing risk.

The Group's risk management framework continues to be enhanced as it progresses with the implementation of the Basel II advanced approaches for credit and operational risk. The Bank has a program in place with the objective of implementing the advanced approaches for credit risk by January 2008 and operational risk by January 2009. Timing is subject to satisfying APRA's advanced level Basel II accreditation requirements.

The Bank plans to commence a two year parallel run for credit risk against the current Accord in January 2006 and commence a two year parallel run for operational risk in January 2007.

2.2.7 Credit Quality

St.George's asset quality continues to be very strong, reflecting a loan portfolio weighted towards residential loans and sound credit policies. The Group continues to be well provisioned with total specific provisions as a percentage of gross impaired assets representing 49.4% (31 March 2004: 52.4%). The charge for bad and doubtful debts was $58 million compared to $52 million in the March 2004 half. This comprised a general provision charge of $11 million compared to $16 million in the March 2004 half and a specific provision charge of $47 million compared to $36 million in the March 2004 half due to an increase in consumer and commercial loan specific provisions, reflecting the strong growth in these portfolios. Total impaired assets (net of specific provisions) were $44 million compared to $30 million at 31 March 2004. Bad and doubtful debts as a percentage of average gross loans and receivables were steady at 0.10%. Net non-accrual loans as a percentage of net loans and receivables are 0.06% compared to a historically low level of 0.04% at 31 March 2004.

2.3 Operational Update - Other

2.3.1 Depositary Capital Securities (DCS)

As first advised to the market on 26 February 2004, the Bank has received questions from, and been in discussion with the Australian Taxation Office (ATO) concerning deductions claimed by St.George in respect of its 1997 DCS.

The ATO has issued St.George with amended assessments for 1998 to 2003 relating to interest deductions claimed by St.George in respect of the subordinated debentures issued to St.George Funding Company LLC as part of the DCS transaction. When added to the assessment expected for 2004, these amended assessments total $164 million (after tax) comprising $114 million of primary tax and interest and penalties of $50 million (after tax), for the period 1998 to 2004 inclusive.

St.George is confident that its position in relation to the application of the taxation law is correct and obtained detailed legal, tax and accounting advice both at the time of the transaction as well as following commencement of the ATO's inquiries.

St.George has recently taken advice from two separate and independent Senior Counsel. St.George has considered that advice and strongly disagrees with the ATO's position. Accordingly, St.George has concluded that no amounts due under the amended assessments will be charged to its Statement of Financial Performance. St.George has discussed and agreed this treatment with its auditors, KPMG.

Resolution of this matter through the Courts is likely to take some years. St.George intends to pursue all necessary avenues of objection and appeal in contesting the ATO's view.

From 1 October 2004 onwards, St.George has decided to take a conservative approach and not claim deductions on interest paid on the subordinated debentures. The net financial impact of this change will be $6 million per annum after tax. The impact for the 31 March 2005 half is reflected in Section 3.1.8 Income Tax Expense.

2.3.2 Disposal of Businesses

In December 2004, the Group sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network. This gain has been classified as a significant item (refer 3.1.2 Significant Items).

In March 2005, the Group sold its Assirt managed funds data and ratings business. A profit after tax of $5 million was recognised on sale. This profit is calculated after allowing for the write-off of $4 million of unamortised goodwill attributable to this business.

2.3.3 St.George Insurance Pte Limited

St.George Insurance Pte Ltd (SGI) is a wholly owned subsidiary of the Bank and was established in Singapore in 1989. SGI is a captive lender's mortgage insurance (LMI) provider and as such only offers mortgage insurance products to the Bank. SGI insures residential loans, which under the Bank's credit policies, require mortgage insurance.

Loans insured by SGI as at 31 March 2005 had a total value of $28.1 billion. The actuarial assessment has determined that, as at 30 September 2004 the provisions and reserves held by SGI to meet its potential and specific residual claims after allowing for reinsurance arrangements are conservative, with an 87% level of confidence.

Each year of new advances, with loan to valuation ratios (LVR) greater than 80%, is treated as a separate policy period with SGI retaining the risk for claims up to 0.5% of the total advances in this category. Reinsurance cover cuts in for claims above 0.5% of advances in this category for each individual policy year (up to an agreed cap of 2%, beyond which St.George Bank assumes the residual risk). During its history, SGI has not made a claim under its reinsurance treaties.

SGI's investment portfolio consists of equities, fixed interest securities and term deposits. Two external fund managers independently manage the portfolio, with the performance regularly monitored by SGI and the Bank.

SGI is independently rated A by Standard & Poor's, A2 by Moody's Investor Service and AA- by Fitch Ratings.

Prudential Regulation

SGI is subject to the regulatory requirements of the Monetary Authority of Singapore. SGI has been regarded by APRA as an acceptable LMI provider, which enables the Bank to obtain a concessional risk weighting on its residential loans for capital adequacy purposes where the loan to valuation ratio exceeds 80 percent (or 60% in the case of Low Doc loans) and the loans have been insured by SGI.

Proposed reforms to the Australian LMI industry were released by APRA in August 2004 and revisions released in February 2005. The new standards are expected to take effect from 1 October 2005. APRA is allowing a two-year transition period in certain cases to meet the new requirements. Under the proposed guidelines SGI would need to be incorporated in Australia to satisfy the requirements of an "acceptable" LMI. The Bank intends to avail itself of the transitional provisions in the proposed standards to implement the required changes by no later than 30 September 2007 to ensure that SGI continues to qualify as an acceptable LMI. SGI complies with the minimum capital requirements of the proposed standards.

2.3.3 St.George Insurance Pte Limited (continued)

SGI Pte Limited Performance Summary

Half-Year Ended		March 2005 $M	Sept 2004 $M	March 2004 $M
Underwriting income		**17**	15	11
Investment portfolio income		**19**	11	9
Claims		**-**	-	-
Other expenses		**(2)**	(1)	(1)
Profit before tax		**34**	25	19
Income tax expense		**6**	4	2
Profit after tax		**28**	21	17
Total assets		**247**	195	185
Investment portfolio		**247**	195	185
Shareholders' equity		**197**	169	148
Performance ratios				
* Loss Ratio (1)	%	**(1.1)**	(2.1)	(3.0)
* Expense Ratio (2)	%	**6.0**	5.4	5.7
* Combined Ratio (3)	%	**4.9**	3.3	2.7
Return on - (Annualised)				
* Average Assets	%	**25.53**	21.17	20.77
* Average Shareholders' Equity	%	**32.21**	25.49	25.25
Profit before tax by source				
* Mortgage Insurance	%	**43.6**	55.1	54.4
* Investment Portfolio	%	**56.4**	44.9	45.6

(1) Net claims incurred divided by net premiums earned.
(2) Underwriting expenses divided by net premium earned.
(3) The sum of (1) and (2).
The above ratios are calculated on SGI's results rounded to the nearest thousand dollars.

2.3.4 International Financial Reporting Standards

From 1 October 2005, the Group will need to comply with IFRS as issued by the Australian Accounting Standards Board (AIFRS). The Group is well advanced with the implementation of changes required under AIFRS, which are expected to be completed prior to 30 September 2005. Further information on the Group's AIFRS implementation progress and key impacts are contained in Note 18 to the Financial Statements.

2.4 Future Prospects

The rate of growth in the Australian economy has slowed in the last six months. Export growth was subdued and consumer spending eased back from very strong levels. Business investment and company profit growth remained solid. The year ahead is expected to bring a small lift in growth as the housing sector and consumer spending level out. A substantial Federal Government budget surplus is expected, which could find its way to consumers through tax cuts over the coming year.

The strength of the US and Chinese economies will be the main drivers from a global perspective. The rate of growth for both of these economies could slow over the coming year. The oil price will also be an important determinant, and if this stays above $50 per barrel for an extended period, economic growth forecasts are expected to be revised downwards.

Despite the March increase, interest rates are still at relatively low levels. If further tightening is to occur, it is expected to be a modest rise directed at slowing the rate of credit growth and managing inflationary pressures. While further tightening is likely to slow the rate of housing credit growth, it is still expected that system growth will be around 12% for full year 2005. The outlook for business lending remains positive.

The first half has seen a heightening in competitive intensity and we expect this to continue. St.George is well positioned to deal with this environment due to its key differentiators. These include a track record of excellent credit quality, effective cost management, high levels of customer service and satisfaction, together with a strong focus on delivering on business growth strategies.

Based on the strong performance for the half-year, St.George has increased its EPS growth target for the 2005 full year from 10% to 11% and has reaffirmed the double digit EPS growth target for 2006.

3 Financial Analysis

3.1 Group Performance Summary

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Interest income	**2,263**	2,150	1,966
Interest expense	**1,412**	1,332	1,172
Net interest income	**851**	818	794
Non-interest income	**517**	483	475
Significant items	**16**	17	-
Total non-interest income	**533**	500	475
Bad and doubtful debts expense	**58**	60	52
Operating expenses	**614**	612	610
Significant items	**-**	17	-
Total operating expenses	**614**	629	610
Goodwill amortisation and write-off	**55**	51	52
Share of net profit of equity accounted associates	**3**	1	1
OPERATING PROFIT BEFORE INCOME TAX	**660**	579	556
Income tax expense	**211**	192	180
Income tax expense on significant items	**5**	-	-
Total income tax expense	**216**	192	180
OPERATING PROFIT AFTER INCOME TAX	**444**	387	376
Outside equity interests (OEI)	**(3)**	(3)	(1)
OPERATING PROFIT AFTER INCOME TAX AND OEI	**447**	390	377
Preference dividends:			
- Depositary Capital Securities (DCS)	**13**	15	14
- Preferred Resetting Yield Marketable Equity Securities (PRYMES)	**10**	10	9
- Subordinated Adjustable Income Non-refundable Tier 1 Securities (SAINTS)	**8**	2	-
	31	27	23
PROFIT AVAILABLE TO ORDINARY SHAREHOLDERS	**416**	363	354

Profit available to ordinary shareholders	**416**	363	354
Add/(Less):			
Goodwill amortisation and write-off	**55**	51	52
Significant items	**(11)**	-	-
Profit after preference dividends, income tax, OEI and before goodwill and significant items	**460**	414	406


Operating Profit and Return on Average Ordinary Equity
500
450
400
350
300
250
200
150
$ million
24%
22%
20%
18%
352
362
406
414
460
20.36%
20.21%
21.56%
21.24%
22.63%
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Operating profit after income tax, preference dividends, OEI and before goodwill and significant items
Annualised return on average ordinary equity after income tax, preference dividends, OEI and before goodwill and significant items

3.1.1 Underlying Profit

The underlying profit for the Group increased by 17.6% to $754 million compared to 31 March 2004.

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Operating profit after income tax and outside equity interests	447	390	377
Add: Outside equity interests	(3)	(3)	(1)
Operating profit after income tax	444	387	376
Add/(Less):			
Net profit on disposal of land and buildings	(3)	(1)	(19)
Net gain on significant items	(11)	-	-
Income tax expense	211	192	180
Charge for bad and doubtful debts	58	60	52
Goodwill amortisation and write-off	55	51	52
Underlying Profit	754	689	641

Factors driving the growth in underlying profit during the half-year were:

- growth in lending assets;
- effective management of net interest margin; and
- prudent cost control.


Underlying Profit
$ million
800
700
600
500
400
300
571
592
641
689
754
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

3.1.2 Significant Items

Individually significant items according to AASB 1018 are revenues and expenses of such a size, nature or incidence that their disclosure is relevant in explaining the financial performance of the Group.

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Non-interest income			
Non-interest income before significant items	517	483	475
Significant items			
- Profit on sale of fixed assets (i)	27	-	-
- Write-off of deferred home loan broker commissions (ii)	(11)	-	-
- Profit on sale of shares (iii)	-	17	-
	16	17	-
Total non-interest income	533	500	475
Operating expenses			
Operating expenses before significant items	614	612	610
Significant items			
- Write-off of computer applications and equipment (iv)	-	17	-
Total operating expenses	614	629	610
Income tax expense			
Income tax expense before significant items	211	192	180
Significant items			
- Income tax expense on profit on sale of fixed assets (i)	8	-	-
- Income tax benefit on write-off of deferred home loan broker commissions (ii)	(3)	-	-
- Income tax expense on profit on sale of shares (iii)	-	5	-
- Income tax benefit on write-off of computer applications and equipment (iv)	-	(5)	-
	5	-	-
Total income tax expense	216	192	180
Summary of significant items			
Total pre-tax profit from significant items	16	-	-
Less: Total tax expense attributable to significant items	5	-	-
Net gain on significant items	11	-	-

March 2005 half year

(i) On 31 December 2004, the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network.

(ii) The Bank has progressively changed its strategy in respect of its residential introductory loan portfolio as the portfolio typically has a shorter life and a lower interest margin than other residential loan products. The introduction of new products and the change in strategy have resulted in a significant reduction in the balance of the introductory loan portfolio in recent years. As a result, from 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the half-year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

September 2004 half year

(iii) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(iv) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in a $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank intends to commence replacing CLAS during the year ending 30 September 2005.

3.1.3 Net Interest Income

Net interest income is derived from the Group's business activities of lending, investments, deposits and borrowings. The net interest income for the period was $851 million (31 March 2004: $794 million), an increase of 7.2%.

Half-Year Ended	March 2005		September 2004		March 2004	
	Balance $M	Rate %	Balance $M	Rate %	Balance $M	Rate %
Actuals						
Net Interest Income	851		818		794	
Averages						
Interest Earning Assets	65,530	6.91%	62,012	6.93%	58,010	6.78%
Interest Bearing Liabilities	61,655	4.58%	58,919	4.52%	55,224	4.24%
Interest Spread		2.33%		2.41%		2.54%
Interest Margin		2.60%		2.64%		2.74%

The increase in net interest income was primarily due to growth in average interest earning assets of 13.0% since 31 March 2004, which was partially offset by a 14 basis points reduction in the interest margin to 2.60% (31 March 2004: 2.74%) and by 4 basis points compared to the September 2004 half. The 4 basis point decrease in the interest margin in the March 2005 half was largely due to an increased reliance on wholesale funding and a reduction in retail deposit spreads reflecting competitive pricing pressures. This impact was partially offset by an increase in the benefit derived from free funds.

The growth in average interest earning assets reflects an increase of $6.0 billion or 11.7% in the average balance of the loans and other receivables portfolio. This result is due to continued growth in home lending balances despite a slow down in the market and strong growth in the commercial loan portfolio, reflecting the success of the Bank's geographical expansion strategy and Middle Market business growth initiatives.


Net Interest Income and Interest Margin
$ million
900
850
800
750
700
650
600
550
500
3.0%
2.9%
2.8%
2.7%
2.6%
2.5%
2.80%
2.74%
794
818
851
711
740
2.74%
2.64%
2.60%
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Net Interest Income
Interest Margin

3.1.3 Net Interest Income (continued)


Change in Net Interest Margin
March 2005 half compared to September 2004 half
Percentage (%)
2.70
2.65
2.60
2.55
2.50
2.64
(0.02)
(0.03)
(0.03)
0.04
2.60
September 2004
Lending Spreads
Retail Deposit Spreads
Funding mix
Free Funds
March 2005

There was a 4 basis point reduction in the net interest margin during the March 2005 half. The reduction has been contained by managing lending spreads, consistent use of securitsation and bill financing and strong growth in commercial lending. The net interest margin was impacted by the following factors:

(1) Lending Spreads
Lending spreads were actively managed through disciplined pricing policies, maintaining a stable lending mix and securitisation. Lending spreads on home loans were stable while commercial loans experienced a small reduction.

(2) Retail Deposit Spreads
Retail funding spreads continue to be impacted by the increased flow of retail money into higher interest rate accounts.

(3) Funding Mix
The strong growth in loans and receivables was largely funded through greater reliance on wholesale borrowings, which increased funding costs.

(4) Free Funds
Offsetting the factors above were improved returns on equity resulting from interest rate increases and the impact from the SAINTS Tier 1 capital raising completed in August 2004.

3.1.4 Non-Interest Income

Non-interest income before significant items grew 8.8% to $517 million from $475 million in the March 2004 half.

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Non-interest income			
Trading income	**34**	27	34
Product fees and commissions			
- Lending	**32**	29	34
- Deposit and other accounts	**120**	115	103
- Electronic banking	**95**	96	91
Securitisation service fees	**51**	42	42
Managed funds fees	**107**	103	94
Bill acceptance fees	**42**	35	31
Factoring and invoice discounting income	**9**	11	10
Net profit on disposal of land and buildings	**3**	1	19
Profit on sale of businesses	**9**	-	-
Trust distributions	**3**	8	1
Rental income	**5**	5	6
Profit on sale of shares	**2**	5	-
Dividend income	**2**	2	2
Other	**3**	4	8
Non-interest income before significant items	**517**	483	475
Significant items			
Profit on sale of fixed assets	**27**	-	-
Write-off of deferred home loan broker commissions	**(11)**	-	-
Profit on sale of shares in Cashcard	**-**	17	-
	16	17	-
TOTAL NON-INTEREST INCOME	**533**	500	475
Non-Interest Income as a % of Average Assets (annualised)			
- before significant items	**1.41%**	1.40%	1.46%
- after significant items	**1.45%**	1.45%	1.46%
Non-Interest Income as a % of Total Income			
- before significant items	**37.8%**	37.1%	37.4%
- after significant items	**38.5%**	37.9%	37.4%

Trading Income

Trading generates net interest income and non-interest income. Net interest income earned on the trading portfolio was $30 million (30 September 2004: $24 million; 31 March 2004: $16 million). Therefore, total trading income was $64 million (30 September 2004: $51 million; 31 March 2004: $50 million). Trading income benefited from growth in customer related transactions.

Trading income includes a gain of $13 million (30 September 2004: $6 million; 31 March 2004: $5 million) from the Group's captive mortgage insurance company's investment portfolio, which is marked to market. Interest income earned on this investment portfolio was $4 million (30 September 2004: $2 million; 31 March 2004: $3 million).

3.1.4 Non-Interest Income (continued)

Product fees and commissions

Product fees and commissions income increased by 8.3% to $247 million from $228 million in the March 2004 half due to the following factors:

Lending fees – income from lending fees decreased by $2 million to $32 million compared to the March 2004 half. The increased fee revenue resulting from growth in loans and receivables was offset by increased home loan broker commission expense. Lending fees before broker commission expense were up 5.9%.

Deposits and other accounts - fees increased to $120 million compared to $103 million in the March 2004 half. The increase of $17 million includes an $8 million increase in mortgage insurance premium income. Fees on transaction accounts also increased compared to March 2004 due to growth in transaction accounts and transaction volumes.

Electronic Banking Income – increased by $4 million to $95 million compared to $91 million in the March 2004 half, reflecting increased transaction volumes. The Bank's electronic banking income was down by $3 million in the March 2005 half, due to the sale of its unbranded ATM network in December 2004.

Securitisation service fees

Securitisation service fees increased by 21.4% to $51 million (31 March 2004: $42 million) due to strong growth in the level of securitised loans to $11,669 million.

Managed funds fees

Managed funds fee income increased to $107 million compared to $94 million in the March 2004 half reflecting strong growth in managed funds since 31 March 2004.

Profit on sale of land and buildings

Net profit on disposal of land and buildings was $3 million during the period, down from $19 million in the March 2004 half.

Profit on sale of businesses

During the period, the Group sold its Assirt ratings and managed funds data businesses, resulting in a gain of $9 million ($5 million after associated goodwill write-off and tax).

Bill acceptance fees

The increase in bill acceptance fee income to $42 million (31 March 2004: $31 million) is attributable to strong growth in bank acceptances of 46.8% to $5,419 million from $3,692 million at 31 March 2004.

3.1.5 Managed Funds

The Group's managed funds comprise funds under management, funds under administration and funds under advice.

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Income			
Managed funds fees for the half-year	**107**	103	94
Managed funds			
Funds under administration (SEALCORP)	**20,470**	18,287	16,551
Funds under management	**4,709**	4,175	3,875
Funds under advice	**2,633**	2,363	2,178
Total Managed Funds	**27,812**	24,825	22,604

Managed funds rose by 23.0% compared to 31 March 2004. SEALCORP funds under administration rose by 23.7% compared to 31 March 2004. This growth reflects strong equity markets and continued improvements in investor confidence together with expanded distribution channels and product innovation.

The growth in Sealcorp's funds under administration highlights the continuing trend of retail funds flows being invested via platforms.

Sealcorp managed funds income was impacted by a compression in margins during the half. This was due to stronger growth in the proportion of lower margin products such as eWrap and Elements and a reduction in margins on traditional master fund products resulting from customer retention initiatives.

Funds under management growth of 21.5% to $4.7 billion relates to the Advance Funds Management business which is an established product packaging business that continues to grow the number of its key alliance partners.


Managed Funds
$ billion
$ million
25
20
15
10
5
0
120
110
100
90
80
70
12.7
4.9
14.3
5.5
16.6
6.1
18.3
6.5
20.5
7.3
86
86
94
103
107
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
SEALCORP
Other Managed Funds
Managed Funds Fees (RHS)

3.1.6 Operating Expenses

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Staff expenses			
Salaries	**267**	260	254
Contractors' fees	**6**	8	5
Superannuation	**23**	21	20
Payroll tax	**17**	15	17
Fringe benefits tax	**4**	4	4
Other	**12**	11	10
Total staff expenses	**329**	319	310
Computer and equipment costs			
Depreciation	**20**	22	20
Deferred expenditure amortisation	**19**	27	35
Rentals on operating leases	**5**	7	9
Other (1)	**36**	36	37
Total computer and equipment costs	**80**	92	101
Occupancy costs			
Depreciation	**13**	13	14
Rentals on operating leases	**34**	32	34
Other (2)	**20**	20	19
Total occupancy costs	**67**	65	67
Administration expenses			
Advertising and public relations	**21**	24	21
Consultants	**12**	13	9
Fees and commissions	**14**	12	12
Postage	**9**	9	9
Printing and stationery	**17**	16	19
Subscriptions and levies	**4**	4	3
Telephone	**4**	7	6
Other (3)	**57**	51	53
Total administration expenses	**138**	136	132
Operating expenses before goodwill and significant items	**614**	612	610
Goodwill amortisation and write-off	**55**	51	52
Operating expense after goodwill and before significant items	**669**	663	662
Significant items			
Write-off of computer applications and equipment	**-**	17	-
TOTAL OPERATING EXPENSES	**669**	680	662
Ratios (before goodwill and significant items)			
Operating Expenses (annualised) as a % of Average Assets	**1.67%**	1.77%	1.88%
Expense to Income ratio	**44.9%**	47.0%	48.1%

(1) Other computer and equipment costs are primarily comprised of software and hardware maintenance and data line communication costs.

(2) Other occupancy costs are primarily comprised of management fees paid for property facility management and security services.

(3) Other administration expenses are primarily comprised of audit and related service fees, legal services, travel costs, non-lending losses and financial charges.

3.1.6 Operating Expenses (continued)


Operating Expenses and Total Operating Income
$ million
1,600
1,400
1,200
1,000
800
600
400
51%
50%
49%
48%
47%
46%
45%
44%
49.2%
49.9%
48.1%
47.0%
44.9%
1159
1202
1269
1301
1368
570
600
610
612
614
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Operating expenses before goodwill and significant items
Total operating income before significant items
Operating expense to income ratio before goodwill and significant items

Total Operating Expenses

Operating expenses are classified into the broad categories of staff, computer and equipment, occupancy and administration. Total operating expenses (before goodwill and significant items) were $614 million for the half (31 March 2004: $610 million) an increase of 0.7%, and an increase of 0.3% over the September 2004 half. The small increase on the September 2004 half reflects efficiencies from the retail distribution restructure, prudent cost management and a continued reduction in computer deferred expenditure amortisation. Operating expenses include investment for future growth such as customer relationship management systems and increasing the number of staff in customer facing roles.

Staff Expenses

Staff expenses increased by $19 million or 6.1% to $329 million compared to the March 2004 half and increased by 3.1% compared to the September 2004 half.

This increase reflects an average wage increase of 4.2% effective 1 October 2004. The increase in staff expenses from the March 2004 half was also due to continued investment in front line staff required to implement and support ongoing business growth and customer service enhancements.

Computer and Equipment Costs

Computer and equipment costs decreased by $21 million or 20.8% to $80 million from $101 million compared to the March 2004 half.

The decrease is primarily due to a $16 million reduction in deferred expenditure amortisation compared to 31 March 2004. This reduction reflects tight disciplines on controlling deferred expenditure, a conservative policy on deferring expenditure and the completion of the amortisation period for a number of the Group's Best Bank projects. The balance of deferred expenditure at 31 March 2005 is $99 million (31 March 2004: $128 million).

3.1.6 Operating Expenses (continued)

Occupancy Costs

Occupancy costs of $67 million were flat compared the March 2004 half.

Administration Expenses

Administration expenses for the half increased to $138 million (31 March 2004: $132 million), reflecting business growth and increased costs of legal and regulatory compliance.

Goodwill Amortisation and Write-off

Goodwill amortisation and write-off for the period was $55 million (31 March 2004: $52 million). The increase was primarily due to $4 million of goodwill written-off on the sale of the Assirt businesses during the period.

3.1.7 Bad and Doubtful Debts Expense

Half-Year Ended	**March 2005 $M**	Sept 2004 $M	March 2004 $M
Bad and doubtful debts expense (net of recoveries)			
Residential loans	-	-	-
Commercial loans	**19**	21	14
Consumer loans	**26**	22	21
Other	**2**	-	1
	47	43	36
Net general provision movement during the period	**11**	17	16
Bad and doubtful debt expense	**58**	60	52
As a percentage of average risk weighted assets (annualised)	**0.26%**	0.29%	0.27%
As a percentage of average assets (annualised)	**0.16%**	0.17%	0.16%

Bad and doubtful debts expense (net of recoveries) for the half was $58 million, an increase of $6 million on the March 2004 half. The increase is primarily due to higher provisioning on consumer and commercial loans, reflecting strong growth in these portfolios. When compared to the September 2004 half, bad and doubtful debts expense fell by $2 million.

The general provision charge is consistent with the level of growth in risk weighted assets. The general provision for doubtful debts at 31 March 2005 was $220 million (31 March 2004: $192 million).

The Group's annualised bad debt charge as a percentage of average assets remained steady at 0.16%. This result continues to reflect the Bank's sound credit policies and prudent lending mix with the residential portfolio comprising 71.7% of net loans and receivables.

3.1.8 Income Tax Expense

Half-Year Ended	March 2005 $M	Sept 2004 $M	March 2004 $M
Income tax expense shown in the results differs from prima facie income tax payable on pre-tax operating profit for the following reasons:			
Operating profit before income tax	**660**	579	556
Prima facie income tax payable calculated at 30% of operating profit	**198**	174	167
Add: tax effect of permanent differences which increase tax payable			
* Goodwill amortisation and write-off	**17**	15	16
* Depreciation on buildings	**1**	1	1
* General provision for doubtful debts	**3**	5	5
* Tax losses not recognised	**2**	4	1
* Other	-	-	1
Less: tax effect of differences which reduce tax payable			
* Deduction allowable on depositary capital securities [1]	-	2	4
* Deduction allowable on shares issued to employees	**2**	-	2
* Deduction allowable on buildings	**1**	1	1
* Rebatable dividends	**1**	1	1
* Difference between accounting profit and assessable profit on sale of properties	-	1	1
* Tax benefit recognised on entering tax consolidation	-	2	-
* Other	**1**	-	2
Total income tax expense	**216**	192	180
Effective tax rate %	**32.7**	33.2	32.4

The effective tax rate for the March 2005 half was 32.7%, primarily as a result of the amortisation of goodwill.

(1) DCS - The Bank has decided to adopt a conservative approach and not claim a tax deduction on interest paid on subordinated debentures issued as part of the depositary capital securities transaction (refer section 2.3.1 for further details).

3.1.9 Segmental Results

(a) Business Segments

Business segments are based on the Group's organisational structure. The Group comprises four business divisions, namely:

- Retail Bank (RB) (formerly Personal Customers) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in the segment reporting for RB.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, investment advice, private banking services and general and life insurance.

Effective 1 October 2004, responsibility for financial planners was transferred from WM to RB and BSA divisions. Comparative figures have been adjusted accordingly.

Retail Bank

RB's contribution to profit before tax grew to $329 million for the half (31 March 2004: $286 million), an increase of 15.0% (underlying increase of 20.4% after adjusting for profit on sale of land and buildings).

- Net interest income grew by $20 million or 4.3% reflecting growth in lending balances offset by a decline in the interest margin due to competitive pressures on retail funding and a higher reliance on wholesale funds. RB's total assets grew by $3.4 billion or 10.5% since 31 March 2004.
- Non-interest income increased by $11 million or 5.2% compared to the March 2004 half. This growth was primarily driven by increased product and transaction fees, growth in securitisation balances, which were partially offset by a reduction on profit arising from the sale of land and buildings to $3 million (31 March 2004: $15.3 million).
- Operating expenses decreased by $15 million or 4.2% with the expense to income ratio falling to 48.4% from 52.8% in the March 2004 half. This decrease was mainly attributable to lower levels of deferred expenditure amortisation, efficiencies arising from the retail distribution organisational restructure and prudent cost management.

3.1.9 Segmental Results (continued)

Institutional and Business Banking

IBB's contribution to profit before tax was $205 million for the half (31 March 2004: $185 million) an increase of 10.8%.

- Net interest income increased by 15.4% to $210 million reflecting increased net interest income from trading securities.
- Non-interest income rose by $6 million or 5.1% compared to the March 2004 half, reflecting higher non-interest income attributable to bank bill fee income, offset by lower non-interest income derived from trading activities.
- Operating expenses increased by $14 million to $114 million reflecting the growth in this business and increased investment in the number of business relationship managers in accordance with the Bank's Best Business Bank strategic project. The expense to income ratio was 34.1% compared to 33.3% in the March 2004 half.
- Bad and doubtful debts remained low despite the $2 million increase compared to the March 2004 half.
- IBB's middle market receivables (including bill acceptances and bills held in trading securities) were $11.6 billion at 31 March 2005, an increase of 20.8% from $9.6 billion as at 31 March 2004.

BankSA

BSA's contribution to profit before tax was $91 million for the half (31 March 2004: $82 million), an increase of 11.0% (underlying increase of 16.1% after adjusting for $3.6 million of branch property sales in March 2004), reflecting:

- Growth in net interest income of $7 million or 5.7% to $129 million, due to the 10.1% increase in BSA's total assets to $9.1 billion (31 March 2004: $8.3 billion), offset by a decrease in the interest margin due to competitive pressure on retail funding and a higher reliance on wholesale funds.
- Non-interest income increased by $3 million to $44 million compared to the March 2004 half. Underlying increase was $6.6 million or 17.6% after allowing for $3.6 million of profit on sale of properties in March 2004.
- Operating expenses remained stable at $77 million compared to the March 2004 half. The expense to income ratio fell to 44.5% for the period from 47.2% in the March 2004 half.

Wealth Management

WM's contribution to profit before tax increased to $74 million for the half compared to $55 million in the March 2004 half, an increase of 34.5%.

The result reflects the following:

- Net interest income rose by $2 million to $30 million compared to the March 2004 half reflecting an 18.4% growth in interest earning assets since 31 March 2004 to $3.3 billion (31 March 2004: $2.8 billion).
- Non-interest income increased by $22 million to $128 million compared to the March 2004 half, reflecting strong growth in managed funds (up 23.4% since 31 March 2004) and a $8.7 million gain (before goodwill write-off) on the sale of the Assirt businesses.
- Operating expenses increased by $5 million or 6.4% to $83 million (31 March 2004: $78 million). The cost to income ratio improved to 52.5% in the March 2005 half, down from 58.2% in the March 2004 half.

3.1.9 Segmental Results (continued)

For the half-year ended 31 March 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	482	210	129	30	-	851
Non-interest income	221	124	44	128	-	517
Individually significant items	-	-	-	-	16	16
Total segment revenue	703	334	173	158	16	1,384
Segment expense						
Bad and doubtful debts	34	18	5	1	-	58
Operating expenses						
- Other provisions	9	12	3	6	-	30
- Depreciation	24	3	5	1	-	33
- Deferred expenditure amortisation	15	2	2	-	-	19
- Other expenses	292	97	67	76	-	532
Total operating expenses	340	114	77	83	-	614
Goodwill amortisation and write-off	-	-	-	-	55	55
Total segment expenses	374	132	82	84	55	727
Share of profit of investment in associates	-	(3)	-	-	-	(3)
Profit/(loss) before income tax expense	329	205	91	74	(39)	660
Expense to income ratio (1)	48.4%	34.1%	44.5%	52.5%		
Income tax expense						216
Profit after income tax						444
Outside equity interest (OEI)						(3)
Profit after income tax and OEI						447

As at 31 March 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	3	3
- other assets	35,428	24,050	9,099	3,550	2,210	74,337
Segment Assets	35,428	24,050	9,099	3,550	2,213	74,340
Segment Liabilities	24,110	37,134	6,347	886	667	69,144
Other Segment Disclosure						
- Securitised loans	11,061	25	567	16	-	11,669
- Managed funds (2)	1,989	-	394	25,429	-	27,812

(1) Excludes bad and doubtful debts expense and goodwill amortisation.
(2) St.George's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The Group's managed funds comprise funds under management, funds under administration and funds under advice.

3.1.9 Segmental Results (continued)

For the half-year ended 30 September 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	469	197	124	28	-	818
Non-interest income	207	117	41	118	-	483
Individually significant items	-	-	-	-	17	17
Total segment revenue	676	314	165	146	17	1,318
Segment expense						
Bad and doubtful debts	35	17	7	1	-	60
Operating expenses						
- Other provisions	22	10	4	3	-	39
- Depreciation	27	3	5	-	-	35
- Deferred expenditure amortisation	22	2	3	-	-	27
- Other expenses	292	85	63	71	-	511
Total operating expenses	363	100	75	74	-	612
Individually significant items	-	-	-	-	17	17
Goodwill amortisation	-	-	-	-	51	51
Total segment expenses	398	117	82	75	68	740
Share of profit of investment in associates	-	(1)	-	-	-	(1)
Profit/(loss) before income tax expense	278	198	83	71	(51)	579
Expense to income ratio [1]	53.7%	31.8%	45.5%	50.7%		
Income tax expense						192
Profit after income tax						387
Outside equity interest (OEI)						(3)
Profit after income tax and OEI						390

As at 30 September 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	2	2
- other assets	33,796	22,061	8,644	3,157	2,300	69,958
Segment Assets	33,796	22,061	8,644	3,157	2,302	69,960
Segment Liabilities	24,001	33,433	5,974	797	726	64,931
Other Segment Disclosure						
- Securitised loans	10,172	-	377	-	-	10,549
- Managed funds [2]	1,761	-	388	22,676	-	24,825

3.1.9 Segmental Results (continued)

For the half-year ended 31 March 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	462	182	122	28	-	794
Non-interest income	210	118	41	106	-	475
Total segment revenue	672	300	163	134	-	1,269
Segment expense						
Bad and doubtful debts	31	16	4	1	-	52
Operating expenses						
- Other provisions	12	11	3	7	-	33
- Depreciation	26	3	4	1	-	34
- Deferred expenditure amortisation	27	3	4	1	-	35
- Other expenses	290	83	66	69	-	508
Total operating expenses	355	100	77	78	-	610
Goodwill amortisation	-	-	-	-	52	52
Total segment expenses	386	116	81	79	52	714
Share of profit of investment in associates	-	(1)	-	-	-	(1)
Profit/(loss) before income tax expense	286	185	82	55	(52)	556
Expense to income ratio (1)	52.8%	33.3%	47.2%	58.2%		
Income tax expense						180
Profit after income tax						376
Outside equity interest (OEI)						(1)
Profit after income tax and OEI						377

As at 31 March 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	32,075	20,512	8,264	3,030	2,436	66,317
Segment Assets	32,075	20,512	8,264	3,030	2,445	66,326
Segment Liabilities	23,110	31,665	5,575	698	745	61,793
Other Segment Disclosure						
- Securitised loans	8,345	-	-	-	-	8,345
- Managed funds (2)	1,613	-	387	20,604	-	22,604

(b) Geographical Segments

The Group operates predominantly in Australia.

3.2 Group Position Summary

As at	**March 2005 $M**	Sept 2004 $M	March 2004 $M
Assets			
Cash and liquid assets(1)	**1,191**	1,180	1,324
Due from other financial institutions	**279**	371	348
Trading securities	**6,365**	5,200	5,426
Investment securities	**522**	415	35
Loans and other receivables	**57,450**	54,782	52,338
Bank acceptances of customers	**5,419**	5,132	3,692
Property, plant and equipment	**456**	472	466
Goodwill	**1,110**	1,165	1,215
Other assets	**1,548**	1,243	1,482
Total Assets	**74,340**	69,960	66,326
Liabilities			
Retail funding and other borrowings	**60,948**	57,471	55,220
Due to other financial institutions	**992**	758	1,007
Bank acceptances	**5,419**	5,132	3,692
Bills payable	**139**	161	178
Other liabilities	**1,646**	1,409	1,696
Total Liabilities	**69,144**	64,931	61,793
Net Assets	**5,196**	5,029	4,533
Shareholders' Equity			
Share capital	**4,040**	3,964	3,531
Reserves	**86**	87	105
Retained profits	**716**	619	541
Outside equity interests	**354**	359	356
Total Shareholders' Equity	**5,196**	5,029	4,533
Shareholders' equity as a percentage of total assets	**6.99%**	7.19%	6.83%
Net tangible assets per ordinary share issued	**$5.98**	$5.58	$5.24
Number of ordinary shares issued (000's)	**517,898**	513,788	509,773

(1) The Bank defines liquids to also include amounts due from other financial institutions, trading securities and investment securities.

3.2.1 Total Assets

Total assets were $74.3 billion at 31 March 2005 (31 March 2004: $66.3 billion), an increase of 12.1%. The following items impacted total assets:

- lending assets (including bank acceptances and excluding securitised loans) grew by 12.2% to $62.9 billion compared to $56.0 billion at 31 March 2004; and
- the securitisation of $2.5 billion of residential lending receivables through the Crusade Program during the half (31 March 2004: $2.0 billion).


Total Assets, Total Liabilities and Shareholders' Equity
$ billion
80
70
60
50
40
7.50%
7.25%
7.00%
6.75%
6.50%
57
53
63
58
66
62
70
65
74
69
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Total Assets
Total Liabilities
Shareholders' equity as a percentage of total assets

3.2.2 Lending Assets

Lending assets (on and off-balance sheet) increased to $74.5 billion (31 March 2004: $64.4 billion) an increase of 15.8%. Annualised growth since 30 September 2004 was 11.6%.

Residential loans (including securitisation) increased by 15.1 % to $52.8 billion from $45.9 billion at 31 March 2004 reflecting a slowing in the rate of growth in the housing market in response to rises in official interest rates. Annualised growth for St.George since 30 September 2004 was 12.1%. Within residential loans, higher margin home equity loans grew strongly, increasing by 18.7% to $17.2 billion.

Consumer loans increased by 16.0% to $4.5 billion (31 March 2004: $3.9 billion), reflecting solid growth across all product lines. Annualised growth since 30 September 2004 was 21.2%.

Commercial loans (including bill acceptances and bill financing classified as trading securities) grew by 19.5% to $18.8 billion from $15.8 billion at 31 March 2004, reflecting favourable economic conditions, strong business confidence and the success of the Bank's Middle Market customer service relationship model. Annualised growth in commercial loans since 30 September 2004 was 17.3%.

As at	**March 2005 $M**	Sept 2004 $M	March 2004 $M
RESIDENTIAL			
Housing [1]	**23,998**	23,290	23,109
Home equity loans	**17,176**	15,983	14,474
TOTAL RESIDENTIAL	**41,174**	39,273	37,583
CONSUMER			
Personal loans	**2,245**	2,096	1,982
Line of credit	**1,064**	989	947
Margin lending [2]	**1,192**	985	952
TOTAL CONSUMER	**4,501**	4,070	3,881
COMMERCIAL			
Commercial loans	**9,516**	9,237	8,757
Hire purchase	**1,891**	1,820	1,732
Leasing	**398**	390	368
TOTAL COMMERCIAL	**11,805**	11,447	10,857
FOREIGN EXCHANGE CASH ADVANCES	**29**	28	37
STRUCTURED INVESTMENTS	**161**	173	172
GROSS RECEIVABLES	**57,670**	54,991	52,530
GENERAL PROVISION	**220**	209	192
NET RECEIVABLES	**57,450**	54,782	52,338
SECURITISED LOANS (balance not included above)	**11,669**	10,549	8,345
BANK BILL ACCEPTANCES [3] (balance not included above)	**5,419**	5,132	3,692
ON AND OFF BALANCE SHEET RECEIVABLES	**74,538**	70,463	64,375

(1) March 2005 - net of $11,669 million of securitised loans (September 2004: $10,549 million; March 2004: $8,345 million).
(2) Excludes $233 million of margin lending included in bank bill acceptances (September 2004: $189 million; March 2004: $139 million).
(3) Excludes bill financing held in trading securities of $1,623 million (September 2004: $771 million; March 2004: $1,229 million).

3.2.3 Impaired Assets

Total impaired assets (net of specific provisions) increased to $44 million at 31 March 2005 (31 March 2004: $30 million). The increase in non-accrual loans reflects provisions raised on two larger commercial loans, which are expected to be resolved and cleared in the second half of 2005.

As at	March 2005 $M	Sept 2004 $M	March 2004 $M
Section 1 - Non-Accrual Loans			
With provisions:			
Gross Loan Balances	74	53	50
Specific Provisions	43	37	33
Net Loan Balances	31	16	17
Without provisions:			
Gross Loan Balances	6	5	6
Total Non-accrual Loans:			
Gross Loan Balances	80	58	56
Specific Provisions	43	37	33
Net Loan Balances	37	21	23
Section 2 - Restructured Loans [1]			
With provisions:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Without provisions:			
Gross Loan Balances	-	-	-
Total Restructured Loans:			
Gross Loan Balances	-	-	-
Specific Provisions	-	-	-
Net Loan Balances	-	-	-
Section 3 - Assets acquired through security enforcement			
Other Real Estate Owned	7	7	7
TOTAL IMPAIRED ASSETS [2]	44	28	30
Section 4 - Past Due Loans [3]			
Residential loans	96	65	69
Other	103	83	92
Total	199	148	161

(1) Loans where the original contractual terms have been amended to provide concessions of interest or principal as a result of customers' financial or other difficulties in complying with the original facility terms.

(2) These balances consist primarily of commercial loans. Unsecured lines of credit, consumer loans, credit cards and other loans with balances less than $100,000 are treated on a portfolio basis, except where a loan has been individually identified and a provision has been raised.

(3) Past due items relates to the Group's entire lending portfolio, but do not include those items already classified as being impaired. This category primarily includes loans which are in arrears for 90 or more consecutive days but which are less than $100,000.

3.2.3 Impaired Assets (continued)


Non-Accrual Loans
$ million
45
40
35
30
25
20
15
10
5
0
0.12%
0.10%
0.08%
0.06%
0.04%
0.02%
0.00%
29
22
23
21
37
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Net non-accrual loans
Net non-accruals / net receivables

Past due items were $199 million compared to $161 million at 31 March 2004.

As at	**March 2005**	Sept 2004	March 2004
Specific provision coverage for non-accruals	**53.75%**	63.79%	58.93%
Gross non-accruals / Net receivables	**0.14%**	0.11%	0.11%
Net non-accruals / Net receivables	**0.06%**	0.04%	0.04%

3.2.4 Provisioning

Half-Year Ended	**March 2005 $M**	Sept 2004 $M	March 2004 $M
GENERAL PROVISION			
Balance at beginning of period	**209**	192	176
Net provision raised during the period	**11**	17	16
Balance at end of period	**220**	209	192
SPECIFIC PROVISION			
Balance at beginning of period	**73**	72	65
Net provision raised during the period	**47**	43	36
Bad debt write offs	**(37)**	(42)	(29)
Balance at end of period	**83**	73	72
TOTAL PROVISION	**303**	282	264

The Bank's general provision for doubtful debts when combined with the tax effected balance of unearned income on mortgage insurance premiums of $14 million represents 0.52% of risk-weighted assets. The general provision for doubtful debts is not tax effected as it is not a dynamic provision determined by reference to statistical techniques.

3.2.5 Treasury Securities

The Group's dealing in Treasury Securities comprises holdings of 'Trading' and 'Investment' securities. As at 31 March 2005, total Treasury Securities were $6,887 million (31 March 2004: $5,461 million).

Trading securities are those securities intended for regular trade (*ie:* there is no specific intention to hold the securities to maturity). Trading securities are valued on a mark-to-market basis with unrealised gains and losses recorded in the statement of financial performance.

Investment securities are purchased by the Group with the intention of being held to maturity. They are not identified for regular trade and as such are carried at lower of cost or recoverable amount and reviewed at each reporting date to determine whether they are in excess of their recoverable amount. The book value of investment securities at 31 March 2005 was $522 million and the market value was $523 million.

The following graph outlines the changes in the composition of the Group's holdings of Treasury Securities.


Treasury Securities
$ million
7,000
6,000
5,000
4,000
3,000
5,590
5,419
5,461
5,615
6,887
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Trading securities
Investment securities

3.2.6 Retail Funding and Other Borrowings

Total retail funding and other borrowings have increased to $60.9 billion at 31 March 2005, an increase of 10.4% since 31 March 2004.

As at	**March 2005 $M**	Sept 2004 $M	March 2004 $M
Retail funding	**36,805**	36,123	34,870
Other deposits	**8,958**	8,077	8,875
Offshore borrowings	**10,602**	9,769	7,654
Domestic borrowings	**2,620**	1,883	2,262
Subordinated debt	**1,963**	1,619	1,559
Total	**60,948**	57,471	55,220
Retail funding as a % of Total Retail Funding and Other Borrowings	**60.4%**	62.9%	63.1%


Funding
$ billion
40
35
30
25
20
15
10
5
70%
68%
66%
64%
62%
60%
31.8
16.4
33.9
18.0
34.9
20.4
36.1
21.3
36.8
24.1
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Retail Funding
Other Borrowings
Retail funding as a % of Total Retail Funding and Other Borrowings

Retail funding has grown by 5.5% to $36.8 billion since 31 March 2004 and accounts for 60.4% of total funding and other borrowings (31 March 2004: 63.1%). The annualised growth rate for retail deposits since 30 September 2004 has fallen to 3.8% in response to strong equity markets, which are delivering higher returns and intense competition on price from competitors seeking to lift their market share. The Bank has a strategy of striving to balance volume growth with margin management so as to ensure profitable growth in the portfolio as a whole.

The balance of directsaver accounts at 31 March 2005 was $5.5 billion up from $5.2 billion at 31 March 2004. The combined balance of Portfolio CMA and the new Power Saver account at 31 March 2005 was $6.7 billion up from $6.5 billion at 31 March 2004.

Transaction account balances increased to $12.4 billion from $11.5 billion at 31 March 2004.

3.2.6 Retail Funding and Other Borrowings (continued)

The table below illustrates the diversification of the Bank's retail funding base.

As at	March 2005 $M	Sept 2004 $M	March 2004 $M
Transaction	12,415	12,421	11,538
Savings	615	624	678
Fixed Term	11,580	11,067	11,003
Direct Saver	5,518	5,304	5,184
Investment	6,677	6,707	6,467
Total Retail Funding	36,805	36,123	34,870

Other borrowings

Other borrowings increased to $24.1 billion from $20.4 billon at 31 March 2004. The Group's senior and subordinated debt raisings are based on a long-term strategy of prudent diversification of wholesale funding sources. The currency risk of offshore borrowings is fully hedged. Wholesale funding transactions undertaken during the half-year were as follows:

- A$300 million floating rate transferable deposits due 15 September 2009;
- US$500 million floating rate notes due 16 February 2010; and
- EURO 250 million of floating rate subordinated notes due 11 March 2015.

3.2.7 Shareholders' Equity

Shareholders' equity of $5,196 million represents 6.99% of total assets as at 31 March 2005.


Shareholders' Equity
$ billion
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
7.3%
7.1%
6.9%
6.7%
6.5%
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Ordinary equity
Depositary Capital Securities
SAINTS
Retained profits and other equity
PRYMES
Total Equity as a percentage of Total Assets

Shareholders' equity comprises ordinary equity of $3,389 million, subordinated adjustable income non-refundable tier 1 securities of $345 million, preferred resetting yield marketable equity securities of $291 million, depositary capital securities of $334 million and retained profits and other equity of $837 million.

Below is a table detailing the movements in ordinary equity during the half-year.

	$M	Number of Shares
Balance as at 1 October 2004	3,313	513,788,050
Shares issued under various plans:		
Dividend Reinvestment Plan – 2004 final ordinary dividend	70	2,893,267
Employee Reward Share Plan	-	288,763
Employee Performance Share Plan	-	589,319
Executive Option Plan	6	338,270
Balance as at 31 March 2005	3,389	517,897,669

3.2.8 Sell Back Rights

On 15 April 2004, the Bank issued a press release in relation to the Federal Court's decision in the test case on whether shareholders who were entitled to Sell Back Rights should be taxed on the value of those rights when they were granted. The Federal Court held that the affected shareholders should not be taxed on the value of the Sell Back Rights. On 5 May 2004, the Commissioner of Taxation lodged an appeal to the Full Federal Court against the decision of the Federal Court in this case. The Full Federal Court hearing on this matter occurred on 12 November 2004, the Bank is awaiting a decision from the Court.

3.3 Other Financial Analysis

3.3.1 Dividends

Ordinary Shares

The Board has declared an interim dividend of 67 cents per ordinary share up from 60 cents in March 2004.

100% of the dividend will be franked at 30% and will be paid on 4 July 2005. Ordinary shares will trade ex-dividend on 14 June 2005.

Registrable transfers received by St.George at its share registry[1] by 5.00 pm Sydney time on 20 June 2005 if paper based, or by end of the day on that date if transmitted electronically via CHESS, will be registered before entitlements to the dividend are determined.

Dividend Reinvestment Plan (DRP)

The DRP will operate for the interim ordinary dividend with no discount. Participation will be from a minimum of 100 ordinary shares without a cap on participation by individual shareholders. For applications under the DRP to be effective, they must be received at the Bank's Share Registry[1] by 5:00pm on 20 June 2005. DRP application forms are available from the Share Registry.

The DRP will be priced during the 10 days of trading commencing 22 June 2005. A combined DRP advice/holding statement will be despatched to DRP participants by 18 July 2005.


Ordinary Dividends and Earnings per Share
Cents per share
70
60
50
40
190
180
170
160
150
140
130
120
110
Cents per share
140.6
143.8
160.0
161.6
178.1
45
50
60
62
67
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Ordinary dividend (LHS)
Annualised basic earnings per ordinary share (before goodwill and significant items) (RHS)

Preference Shares

The following table outlines the dividend entitlements relating to each class of Preference Share.

Period	Payment date	Amount ($'m)	Franked
DCS			
1 October 2004 - 31 December 2004	31 December 2004	6	No
1 January 2005 - 31 March 2005 (A)	30 June 2005	7	No
PRYMES			
1 October 2004 - 20 February 2005	21 February 2005	8	100% franked at 30%
21 February 2005 - 31 March 2005	22 August 2005	2	100% franked at 30%
SAINTS			
1 October 2004 - 22 November 2004	22 November 2004	2	100% franked at 30%
23 November 2004 - 20 February 2005	21 February 2005	4	100% franked at 30%
21 February 2005 - 31 March 2005	20 May 2005	2	100% franked at 30%

(A) This dividend entitlement has been calculated based on the AUD/USD exchange rate at 31 March 2005.

[1] Computershare Investor Services Pty Ltd, Level 3, 60 Carrington Street, Sydney. Tel: 1800 804 457

3.3.2 Capital Adequacy

The Group has a Tier 1 ratio of 7.4% and a total capital ratio of 11.6% (31 March 2004: 10.9%).

As at	March 2005 $M	Sept 2004 $M	March 2004 $M
Qualifying Capital			
Tier 1			
Share capital	4,040	3,921	3,531
Perpetual notes	29	29	24
Reserves	350	376	386
Retained profits	716	619	541
Less: Expected dividend	(260)	(239)	(229)
Capitalised expenses [1]	(175)	(180)	-
Goodwill and other APRA deductions [2]	(1,379)	(1,416)	(1,428)
Total Tier 1 Capital	3,321	3,110	2,825
Tier 2			
Asset revaluations	51	55	46
SAINTS	-	43	-
Subordinated debt	1,647	1,355	1,336
General provision for doubtful debts (*not tax effected*)	220	209	192
Total Tier 2 Capital	1,918	1,662	1,574
Deductions from Capital			
Investments in non-consolidated entities net of goodwill and Tier 1 deductions [3]	27	27	27
Other	1	1	1
Total Deductions from Capital	28	28	28
Total Qualifying Capital	5,211	4,744	4,371
Risk Weighted Assets	45,041	42,581	39,856
Risk Weighted Capital Adequacy Ratio			
Tier 1	7.4%	7.3%	7.1%
Tier 2	4.3%	3.9%	3.9%
Deductions	-0.1%	-0.1%	-0.1%
Total Capital Ratio	11.6%	11.1%	10.9%

(1) From 1 July 2004, APRA requires that banks deduct certain capitalised expenses such as home loan broker commissions and capitalised borrowing costs from Tier 1 capital.
(2) Investments (pre-acquisition retained earnings) in funds management and administration companies and the investment in mortgage insurance company (St.George Insurance Pte. Ltd.) are deducted from Tier 1 Capital.
(3) Holdings of other banks' capital instruments and investments (excluding pre-acquisition retained earnings) in funds management and administration companies and life insurance companies are deducted from the total of Tier 1 and Tier 2 capital.

The Adjusted Common Equity Ratio was 5.1% (31 March 2004: 5.4%).

As at	March 2005 $M	Sept 2004 $M	March 2004 $M
Adjusted Common Equity Ratio			
Tier 1 Capital	3,321	3,110	2,825
Less: SAINTS	345	302	-
PRYMES	291	291	291
Depositary capital securities	323	348	328
Perpetual notes	29	29	24
Investment in non-consolidated entities net of goodwill and Tier 1 deductions	27	27	27
Adjusted Common Equity	2,306	2,113	2,155
Risk Weighted Assets	45,041	42,581	39,856
Adjusted Common Equity Ratio	5.1%	5.0%	5.4%

3.3.3 Average Balances and Related Interest

Average Balances and Related Interest For the Half-Year Ended 31 March 2005	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	768	16	4.17%
Due from other financial institutions	375	8	4.27%
Investment / trading securities	7,121	187	5.25%
Loans and other receivables	57,266	2,052	7.17%
Total interest earning assets	65,530	2,263	6.91%
NON-INTEREST EARNING ASSETS:			
Bills receivable	13		
Property, plant and equipment	461		
Other assets	7,860		
Provision for doubtful debts	(290)		
Total non-interest earning assets	8,044		
TOTAL ASSETS	73,574		
INTEREST BEARING LIABILITIES:			
Retail funding	36,354	712	3.92%
Other deposits	9,453	277	5.86%
Due to other financial institutions	956	19	3.97%
Domestic borrowings	2,585	80	6.19%
Offshore borrowings (2)	12,307	324	5.27%
Total interest bearing liabilities	61,655	1,412	4.58%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	196		
Other non-interest bearing liabilities	6,664		
Total non-interest bearing liabilities	6,860		
TOTAL LIABILITIES	68,515		
SHAREHOLDERS' EQUITY (3)	5,059		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	73,574		
Interest Spread (4)			2.33%
Interest Margin (5)			2.60%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 516.4 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 30 September 2004	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	848	18	4.25%
Due from other financial institutions	256	6	4.69%
Investment / trading securities	6,305	170	5.39%
Loans and other receivables	54,603	1,956	7.16%
Total interest earning assets	62,012	2,150	6.93%
NON-INTEREST EARNING ASSETS:			
Bills receivable	37		
Property, plant and equipment	472		
Other assets	6,756		
Provision for doubtful debts	(272)		
Total non-interest earning assets	6,993		
TOTAL ASSETS	69,005		
INTEREST BEARING LIABILITIES:			
Retail funding	35,197	684	3.89%
Other deposits	9,776	281	5.75%
Due to other financial institutions	753	14	3.72%
Domestic borrowings	2,792	86	6.16%
Offshore borrowings (2)	10,401	267	5.13%
Total interest bearing liabilities	58,919	1,332	4.52%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	178		
Other non-interest bearing liabilities	5,264		
Total non-interest bearing liabilities	5,442		
TOTAL LIABILITIES	64,361		
SHAREHOLDERS' EQUITY (3)	4,644		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	69,005		
Interest Spread (4)			2.41%
Interest Margin (5)			2.64%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 511.7 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.3 Average Balances and Related Interest (continued)

Average Balances and Related Interest For the Half-Year Ended 31 March 2004	**Average Balance $M**	**Interest $M**	**Average Rate (1) %**
INTEREST EARNING ASSETS:			
Cash and liquid assets	656	15	4.57%
Due from other financial institutions	321	6	3.74%
Investment / trading securities	5,760	149	5.17%
Loans and other receivables	51,273	1,796	7.01%
Total interest earning assets	58,010	1,966	6.78%
NON-INTEREST EARNING ASSETS:			
Bills receivable	36		
Property, plant and equipment	484		
Other assets	6,772		
Provision for doubtful debts	(252)		
Total non-interest earning assets	7,040		
TOTAL ASSETS	65,050		
INTEREST BEARING LIABILITIES:			
Retail funding	34,428	607	3.53%
Other deposits	9,557	270	5.65%
Due to other financial institutions	527	9	3.42%
Domestic borrowings	2,764	82	5.93%
Offshore borrowings (2)	7,948	204	5.13%
Total interest bearing liabilities	55,224	1,172	4.24%
NON-INTEREST BEARING LIABILITIES:			
Bills payable	177		
Other non-interest bearing liabilities	5,242		
Total non-interest bearing liabilities	5,419		
TOTAL LIABILITIES	60,643		
SHAREHOLDERS' EQUITY (3)	4,407		
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	65,050		
Interest Spread (4)			2.54%
Interest Margin (5)			2.74%

(1) Annualised.
(2) Includes foreign exchange swap costs.
(3) Basic weighted average number of ordinary shares outstanding for the half-year were 508.1 million.
(4) Interest spread represents the difference between the average interest rate earned on assets and the average interest rate paid on funds.
(5) Interest margin represents net interest income as a percentage of average interest earning assets.

3.3.4 Volume and Rate Analysis

The table below allocates changes in interest income and interest expense between changes in volume and rate for the half-years ended 31 March 2005 and 30 September 2004. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities.

	March 2005 over September 2004			September 2004 over March 2004		
	--------Change Due To--------			-----------Change Due To---------		
	Volume $M	Rate $M	Total $M	Volume $M	Rate $M	Total $M
INTEREST EARNING ASSETS :						
Cash and liquid assets	(2)	-	(2)	4	(1)	3
Due from other financial institutions	3	(1)	2	(2)	2	-
Investment / trading securities	21	(4)	17	15	6	21
Loans and other receivables	95	1	96	119	41	160
CHANGE IN INTEREST INCOME	117	(4)	113	136	48	184
INTEREST BEARING LIABILITIES :						
Retail funding	23	5	28	15	62	77
Other deposits	(9)	5	(4)	6	5	11
Due to other financial institutions	4	1	5	4	1	5
Domestic borrowings	(6)	-	(6)	1	3	4
Offshore borrowings	50	7	57	63	-	63
CHANGE IN INTEREST EXPENSE	62	18	80	89	71	160
CHANGE IN NET INTEREST INCOME	55	(22)	33	47	(23)	24

3.3.5 Derivatives

The major categories of risk managed by the Group are credit risk, market risk, liquidity risk and operational risk. The Group uses derivatives as a cost effective way of managing market risk. Derivatives incur extremely low transaction costs in comparison to the face value of the contract. Prudent management of market risk involves the use of derivatives to transfer all or part of the risk to counterparties who are willing to accept it. Derivatives therefore provide protection to income streams from volatile interest and foreign exchange rates in the financial markets.

The following table provides an overview of the Group's exchange rate and interest rate derivatives. It includes all trading and non-trading contracts.

As at	**31 March 2005**		30 September 2004		31 March 2004	
	Notional Amount	**Credit Equivalent***	Notional Amount	Credit Equivalent*	Notional Amount	Credit Equivalent*
	$M	**$M**	$M	$M	$M	$M
Foreign Exchange						
Spot, Forwards	**12,246**	**221**	9,839	168	13,826	329
Swaps	**11,231**	**629**	9,961	620	7,635	439
Options	**2,545**	**18**	3,109	18	4,274	32
Total	**26,022**	**868**	22,909	806	25,735	800
Interest Rate						
Futures	**25,036**	**-**	14,591	-	7,831	-
Forward Rate Agreements	**39,470**	**5**	31,585	3	37,535	4
Swaps	**80,794**	**160**	72,399	195	77,105	138
Options	**381**	**2**	362	2	173	-
Total	**145,681**	**167**	118,937	200	122,644	142
Grand Total	**171,703**	**1,035**	141,846	1,006	148,379	942

* Credit Equivalent - represents a measure of the potential loss to the Group as a result of non-performance by counterparties.

The Group's major use of derivatives is as a hedge for balance sheet assets, the primary exposure to derivative transactions is with counterparties that are rated investment grade quality.

The St.George risk rating system has six levels of classification based upon Standard and Poor's International Rating system. The levels are:

Level	International Rating
1	AAA
2	AA or better
3	A or better
4	BBB or better
5	BBB-
6	BB+

3.3.5 Derivatives (continued)

The graph below shows the percentage counterparty risk exposure on derivatives on a notional contract basis totalling $171.7 billion as at 31 March 2005 (31 March 2004: $148.4 billion).


Counterparty Credit Risk
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
15.69%
17.79%
65.29%
0.46%
0.13%
0.64%
1
2
3
4
5
6
Level

Market Risk from Trading Activities

Market risk is the potential for losses arising from the adverse movements in the level of market factors such as foreign exchange rates, interest rates or exchange rate volatilities.

Trading activities give rise to market risk. This risk is controlled by an overall risk management framework that incorporates a number of market risk measurements including value at risk (VaR). VaR is a statistical estimate of the potential loss that could be incurred if the Bank's trading positions were maintained for a defined period of time. A confidence level of 99% is used at St.George; this implies that for every 100 days, the loss will not exceed the VaR limit on 99 of those days. VaR is not an estimate of the maximum loss the trading activities could incur from an extreme market event.

VaR measurements are supplemented by a series of stress tests that are used to capture the possibility of extreme events or market shocks. Additionally the market risk framework includes enforcing stoploss limits on all portfolios, basis point sensitivity limits, specific options limits and control of large or unusual trading activity.

St.George uses Monte Carlo simulation to calculate VaR. This model takes into account all relevant market variables. It is approved by APRA for regulatory purposes and is operated within the overall framework outlined in the APRA Prudential Standards.

3.3.5 Derivatives (continued)

The following table provides a summary of VaR by total risk taken and by trading unit for the half years ended 31 March 2005, 30 September 2004 and 31 March 2004.

Six months ended	31 March 2005		30 September 2004		31 March 2004	
$'000	**High**	**Average**	**High**	**Average**	**High**	**Average**
Foreign Exchange VaR	641	226	778	341	1,853	887
Domestic VaR	1,105	395	1,329	502	1,110	464
Total Room Risk	1,044	465	1,525	679	1,253	622

Note: the table above incorporates all options risk. VaR is calculated at a 99% confidence interval for a 1 day-holding period.

Actual and hypothetical profit and loss outcomes are monitored against VaR on a daily basis as part of the model validation process. Hypothetical profit and loss involves holding a portfolio constant thereby excluding any intraday trading activity.

3.3.6 Share and Option Plans

Three employee share plans and one executive option plan were approved by shareholders at the Annual General Meeting of the Bank held on 3 February 1998. A Non-Executive Director's Share Purchase Plan was approved by shareholders at the Annual General Meeting held on 17 December 1999.

Employee Reward Share Plan

The Employee Reward Share Plan provides eligible employees with up to $1,000 value in ordinary shares per annum at no cost. Allocations under the Plan are subject to the achievement of predetermined performance targets as set by the Board and communicated to staff.

Details of issues under this plan are as follows:

Allocation Date	Number of Shares Allocated	Issue Price	Participating Employees	Shares per Employee
19-Nov-2004	288,763	$24.25	7,043	41

Employee Share Purchase Plan

All permanent salary packaged employees with continuous service of at least one year as at any relevant share acquisition date, are eligible to participate in the Employee Share Purchase Plan.

Details of shares acquired under this plan are as follows:

Allocation Date	Number of Shares Acquired	Average Purchase Price	Participating Employees
26-Nov-2004	48,397	$24.35	95
17-Dec-2004	106,624	$24.42	129
7-Jan-2005	132	$24.42	1

Shares are acquired on market. In consideration for the shares allocated, employees forego remuneration equivalent to the market value of the shares on the date of issue, less brokerage and at a discount equivalent to that available under the Bank's Dividend Reinvestment Plan, when operational.

3.3.6 Share and Option Plans (continued)

Employee Performance Share Plan (Performance Share Plan)

In accordance with the Rules of the Performance Share Plan and as approved by shareholders, share allocations can occur by allotment or by purchase on market. The Board will assess the most appropriate basis of allocation at the time each award is exercised.

The market price of the Bank's shares at 31 March 2005 was $24.50 (31 March 2004: $21.14). The outstanding awards have a market value of $13.9 million as at 31 March 2005.

Details of awards, comprising rights over unissued ordinary shares, granted under the Performance Share Plan are as follows:

Date Awards Granted	Vesting Date	Awards Outstanding 1 Oct 2004	Movements during the period			Awards Outstanding 31 Mar 2005	Senior Executives in Plan
			Number of Awards Granted	Number of Awards Forfeited	Number of Shares Allotted		
01-Oct-01	15-Nov-04	175,201			175,201	-	
01-Oct-01	15-Nov-04	176,276			172,375	3,901	1
12-Dec-01	12-Dec-04	25,000			25,000	-	
02-Jan-02	15-Nov-04	2,278			2,278	-	
02-Jan-02	15-Nov-04	2,278			2,278	-	
01-Feb-02	15-Nov-04	911			911	-	
01-Feb-02	15-Nov-04	911			911	-	
25-Feb-02	25-Feb-05	2,797				2,797	1
25-Feb-02	15-Nov-04	3,729			3,729	-	
25-Feb-02	15-Nov-04	3,729			3,729	-	
03-Apr-02	15-Nov-04	911			911	-	
03-Apr-02	15-Nov-04	911			911	-	
04-Apr-02	24-Jun-04	3,676			3,676	-	
04-Apr-02	15-Nov-04	1,488			1,488	-	
04-Apr-02	15-Nov-04	1,488			1,488	-	
08-Apr-02	15-Nov-04	1,298			1,298	-	
08-Apr-02	15-Nov-04	1,298			1,298	-	
16-May-02	15-Nov-04	1,162			1,162	-	
16-May-02	15-Nov-04	1,162			1,162	-	
02-Jun-02	22-Jul-04	20,000			20,000	-	
02-Jun-02	22-Jul-05	20,000				20,000	1
02-Jun-02	15-Nov-04	1,155			1,155	-	
02-Jun-02	15-Nov-04	1,155			1,155	-	
27-Jun-02	15-Nov-04	454			454	-	
27-Jun-02	15-Nov-04	454			454	-	
01-Jul-02	01-Jul-04	2,571			2,571	-	
01-Jul-02	15-Nov-04	864			864	-	
01-Jul-02	15-Nov-04	864			864	-	
01-Oct-02	15-Nov-04	21,433			21,433	-	
01-Oct-02	15-Nov-05	21,433		1,652		19,781	7
01-Oct-02	15-Nov-05	21,433		1,652		19,781	
05-May-03	30-Sep-05	5,026				5,026	1
01-Oct-03	30-Sep-05	18,745		1,716		17,029	
01-Oct-03	30-Sep-06	18,745		1,716		17,029	7
01-Oct-03	30-Sep-07	18,745		1,716		17,029	
01-Oct-03	30-Sep-04	107,279			106,242	1,037	1
01-Oct-03	30-Sep-05	107,279		8,899	6,721	91,659	67
23-Dec-03	31-Dec-04	27,600			27,600	-	
23-Dec-03	31-Dec-05	10,000				10,000	1
01-Oct-03	30-Sep-05	-	110,228	3,376		106,852	73
01-Oct-03	30-Sep-06	-	110,228	3,703		106,525	72
01-Oct-04	30-Sep-06	-	14,400			14,400	
01-Oct-04	30-Sep-07	-	14,400			14,400	1
01-Oct-04	30-Sep-08	-	28,800			28,800	
01-Oct-04	30-Sep-06	-	23,657			23,657	
01-Oct-04	30-Sep-07	-	23,657			23,657	7
01-Oct-04	30-Sep-08	-	23,657			23,657	
TOTAL		831,739	349,027	24,430	589,319	567,017	

3.3.6 Share and Option Plans (continued)

Executive Option Plan (Option Plan)

Executive officers are eligible to participate in the Option Plan. Exercise is conditional upon the Group achieving prescribed performance hurdles. The options do not grant rights to the option holders to participate in a share issue of any other body corporate. Non-executive directors are ineligible to participate in the Option Plan.

Details of options granted under the Option Plan are as follows:

Date Options Granted	Exercise Period [1]			Exercise Price ($) [2]	Options Outstanding 1 Oct 2004	Movement during the period Number of Options			Options Outstanding 31 Mar 2005	Senior Executives in Plan [3]
						Granted	Forfeited	Exercised		
12-Dec-01	12-Jun-04	to	12-Dec-06	16.91	250,000	-	-	250,000	-	
12-Dec-01	12-Jun-05	to	12-Dec-06	16.91	250,000	-	-		250,000	1
12-Dec-01	12-Jun-06	to	12-Dec-06	16.91	500,000	-	-		500,000	
01-Oct-02	15-Nov-04	to	01-Oct-07	18.16	148,429	-		88,270	60,159	
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429	-	30,043		118,386	7
01-Oct-02	15-Nov-05	to	01-Oct-07	18.16	148,429	-	30,043		118,386	
1-Oct-03	30-Sep-05	to	01-Oct-09	20.40	214,835	-	35,977	-	178,858	
1-Oct-03	30-Sep-06	to	01-Oct-09	20.40	214,835	-	35,977	-	178,858	7
1-Oct-03	30-Sep-07	to	01-Oct-09	20.40	214,835	-	35,977	-	178,858	
1-Oct-04	30-Sep-06	to	01-Oct-10	21.70	-	125,000	-	-	125,000	
1-Oct-04	30-Sep-07	to	01-Oct-10	21.70	-	125,000	-	-	125,000	
1-Oct-04	30-Sep-08	to	01-Oct-10	21.70	-	250,000	-	-	250,000	1
1-Oct-04	30-Sep-06	to	01-Oct-10	21.70	-	141,335	-	-	141,335	
1-Oct-04	30-Sep-07	to	01-Oct-10	21.70	-	141,335	-	-	141,335	7
1-Oct-04	30-Sep-08	to	01-Oct-10	21.70	-	141,335	-	-	141,335	
				TOTAL	2,089,792	924,005	168,017	338,270	2,507,510	

1. The options may be exercisable at an earlier date as prescribed by the Option Plan Rules.
2. A premium is added to the exercise price of the options that represents the time value of money component of the value of the options (calculated as the difference between the actual dividend and bond yields for the period from the Grant Date of the options to the earliest exercise date). The exercise price represents the market value of the Bank's ordinary shares at the Grant Date of the options. This market value represents the weighted average trading price during the five trading days prior to and including the Grant Date, calculated in accordance with the Option Plan Rules.
3. Participating executives are required to hold a minimum of 5,000 ordinary shares in the Bank in order to participate in the Option Plan.

Non-Executive Directors' Share Purchase Plan (Directors' Plan)

All non-executive directors are eligible to participate in the Directors' Plan. Ordinary shares are acquired on market. In consideration for the shares acquired on their behalf, non-executive directors forego directors' fees equivalent to the purchase price of the shares. Brokerage is payable by the Bank.

Details of shares allocated under the Directors' Plan are as follows:

Allocation Date	Shares Acquired	Average Purchase Price	Number of Participants
26-Nov-2004	4,718	$24.35	3
07-Jan-2005	4,988	$25.29	1

4 Further Information

4.1 Branches

As at	March **2005**	Sept 2004	March 2004
New South Wales	**204**	204	206
Australian Capital Territory	**13**	13	13
Queensland	**22**	22	21
Victoria [1]	**34**	36	35
South Australia	**110**	110	109
Western Australia	**2**	2	2
Northern Territory	**4**	4	4
Total	**389**	391	390
Assets per branch - $M	**191**	179	170
Net Profit [2] per branch (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**2,524**	2,256	2,200
- after income tax, OEI, goodwill and before significant items- $'000	**2,242**	1,995	1,933

(1) During the March 2005 half, 1 new branch was opened and 3 branches were merged. Five branches are scheduled to be opened in the Sept 05 half.
(2) Before Preference Dividends.

4.2 Staffing (full time equivalents)

As at	March **2005**	Sept 2004	March 2004
New South Wales	**4,737**	4,696	4,578
Australian Capital Territory	**158**	160	164
Queensland	**269**	254	252
Victoria	**370**	332	331
South Australia	**1,199**	1,180	1,201
Western Australia	**100**	93	96
Northern Territory	**34**	33	33
	6,867	6,748	6,655
SEALCORP	**592**	615	579
Scottish Pacific	**138**	136	140
St.George Bank New Zealand	**60**	42	20
Total Permanent and Casual Staff	**7,657**	7,541	7,394
Assets per staff - $M	**9.7**	9.3	9.0
Staff per $m assets - No.	**0.10**	0.11	0.11
Net Profit [1] per average staff (annualised)			
- after income tax, OEI and before goodwill and significant items - $'000	**129.4**	117.9	117.1
- after income tax, OEI, goodwill and before significant items - $'000	**114.9**	104.3	102.9
Total Group Workforce [2]	**8,221**	8,046	7,932

(1) Before Preference Dividends.
(2) The total Group workforce comprises permanent, casual and temporary staff and contractors.

4.3 Dates and Credit Ratings

Financial Calendar

Date	Event
2 May 2005	Ex-Dividend trading for SAINTS
6 May 2005	Record date for SAINTS
20 May 2005	Payment date for SAINTS
30 May 2005	Melbourne Shareholder Information Meeting
14 June 2005	Ex-dividend trading for interim ordinary share dividend
20 June 2005	Record date for interim ordinary share dividend
4 July 2005	Payment of interim ordinary share dividend

Proposed Dates

Date	Event
2 August 2005	Ex-dividend trading for PRYMES and SAINTS
8 August 2005	Record date for PRYMES and SAINTS
22 August 2005	Payment date for PRYMES and SAINTS
30 September 2005	Financial year end
31 October 2005	Announcement of financial results and final ordinary share dividend
1 November 2005	Ex-dividend trading for SAINTS
7 November 2005	Record date for SAINTS
21 November 2005	Payment date for SAINTS
28 November 2005	Ex-dividend trading for final ordinary share dividend
2 December 2005	Record date for final ordinary share dividend
16 December 2005	Payment of final ordinary share dividend
16 December 2005	Annual General Meeting

Credit Ratings

	Short term	Long term
Standard & Poor's	A-1	A
Moody's Investors Service	P-1	A2
Fitch Ratings	F1	A+

Further Information

Contact Details	Media	Analysts
Name:	Jeremy Griffith	Sean O'Sullivan
Position:	General Manager – Corporate Relations	Investor Relations Manager
Phone:	(02) 9236 1328	(02) 9236 3618
Mobile:	0411 259 432	0412 139 711
Fax:	(02) 9236 3740	(02) 9236 2822
Email:	griffithj@stgeorge.com.au	osullivans@stgeorge.com.au


st.george

St.George Bank Limited

ABN 92 055 513 070

Consolidated Financial Report

for the half-year ended

31 March 2005

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
FINANCIAL REPORT
FOR THE HALF-YEAR ENDED 31 MARCH 2005

The Directors of St.George Bank Limited (the Bank) submit their report on the consolidated financial report for the half-year ended 31 March 2005 and the auditors' review report thereon.

Directors

The names of the Directors of the Bank holding office at any time from the beginning of the half-year to the date of this report are:

Name

J M Thame - *Chairman*
G P Kelly - *Managing Director and Chief Executive Officer*
L F Bleasel
F J Conroy (retired 17 December 2004)
J S Curtis
T J Davis (elected 17 December 2004)
R A F England
P D R Isherwood
L B Nicholls
G J Reaney

Review of Operations

Unless otherwise indicated, comparative figures relate to the half-year ended 31 March 2004.

Profit from ordinary activities after tax and outside equity interests for the half-year ended 31 March 2005 was $447 million (31 March 2004: $377 million), an increase of 18.6%. The increase was primarily due to strong growth in net interest income driven by continued growth in residential and business lending and effective management of the interest margin, while focussing on cost containment.

Net Interest Income

- Net interest income for the half-year was $851 million (31 March 2004: $794 million), an increase of 7.2%. The increase is due to growth in average interest earning assets of 13.0% since March 2004, which is partially offset by a decline in the net interest margin to 2.60% from 2.74% in the previous corresponding period. There has been a 4 basis point reduction in the net interest margin compared to the September 2004 half.

Other Income

- Other income before significant items was $517 million (31 March 2004: $475 million), an increase of 8.8%. Other income accounts for 37.8% of total income (31 March 2004: 37.4%). The increase in other income resulted from strong growth in bank acceptances, securitised loans, increased product fees and commissions income and profit on sale of Assirt businesses before goodwill write-off.

- Managed funds increased to $27.8 billion (31 March 2004: $22.6 billion), an increase of 23.0%.

Operating Expenses

- The expense to income ratio, before goodwill amortisation and significant items decreased to 44.9% (31 March 2004: 48.1%) due to prudent cost management and growth in total income underpinned by strong lending asset and managed funds growth. The expense to income ratio also improved when compared to 47.0% in the September 2004 half-year.
- Operating expenses, before goodwill and significant items were $614 million (31 March 2004: $610 million), an increase of 0.7%. When compared to the September 2004 half-year, operating expenses, before goodwill and significant items were relatively flat with an increase of 0.3%, reflecting a continued reduction in computer deferred expenditure amortisation.

Income Tax

- Income tax expense increased by $36 million to $216 million compared to the previous corresponding period.

Shareholder Returns

- Annualised return on average ordinary equity before goodwill and significant items increased to 22.63% (31 March 2004: 21.56%).
- Basic earnings per ordinary share increased to 80.6 cents (31 March 2004: 69.7 cents).
- The Board has declared an interim ordinary dividend of 67 cents per ordinary share, payable on 4 July 2005. This dividend will be fully franked at 30%.

Corporate Governance

In accordance with the Australian Stock Exchange Principles of Good Corporate Governance and Best Practice Recommendations, the Managing Director and Chief Executive Officer and the Chief Financial Officer, have provided a written statement to the Board that the financial report represents a true and fair view of the Bank's financial position as at 31 March 2005 and of its performance for the six months ended 31 March 2005, in accordance with relevant accounting standards and regulations.

The following independence declaration has been obtained from the Bank's auditors, KPMG:



Audit & Risk Advisory Services
10 Shelley Street
Sydney NSW 2000

P O Box H67
Australia Square 1213
Australia

Telephone +61 2 9335 7000
Facsimile +61 2 9299 7077
DX 1056 Sydney
www.kpmg.com.au

Lead Auditor's Independence Declaration under Section 307C of the Corporation Act 2001

To: the directors of St.George Bank Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half year ended 31 March 2005 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

John Teer
Partner

Sydney

3 May 2005

Signed in accordance with a resolution of the Directors.

....	....
J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer
Signed at Sydney	
New South Wales	
3 May 2005	

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 MARCH 2005

	NOTE	Half-Year to 31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Interest income	2	**2,263**	2,150	1,966
Interest expense	4	**1,412**	1,332	1,172
Net interest income		**851**	818	794
Other income	2	**533**	500	475
Total ordinary income (net of interest expense)		**1,384**	1,318	1,269
Charge for bad and doubtful debts	3	**58**	60	52
Operating expenses				
- staff		**329**	319	310
- computer and equipment		**80**	109	101
- occupancy		**67**	65	67
- administration and other		**138**	136	132
Total operating expenses	4	**614**	629	610
Share of net profit of equity accounted associates		**3**	1	1
Goodwill amortisation and write-off		**55**	51	52
Profit from ordinary activities before income tax		**660**	579	556
Income tax expense		**216**	192	180
Profit from ordinary activities after income tax		**444**	387	376
Net loss attributable to outside equity interests		**(3)**	(3)	(1)
Net profit attributable to members of the Bank		**447**	390	377
Non Owner Changes in Equity				
Net increase/(decrease) in asset revaluation and realisation reserve		**-**	1	(1)
Net (decrease)/increase in claims equalisation reserve		**-**	(21)	2
Foreign currency translation adjustment		**(1)**	2	-
		(1)	(18)	1
Total changes in equity other than those resulting from transactions with owners as owners		**446**	372	378
Dividends per ordinary share (cents)	5	**67**	62	60
Basic earnings per ordinary share (cents)	6	**80.6**	71.0	69.7
Diluted earnings per ordinary share (cents)	6	**80.4**	70.8	69.4
Basic earnings per preferred resetting yield marketable equity security ($)	6	**3.18**	3.18	3.18
Basic earnings per subordinated adjustable income non-refundable tier 1 security ($)	6	**4.77**	4.75	-

The consolidated statement of financial performance should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 67 to 86.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 MARCH 2005

	NOTE	As at 31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
ASSETS				
Cash and liquid assets		**1,191**	1,180	1,324
Due from other financial institutions		**279**	371	348
Trading securities		**6,365**	5,200	5,426
Investment securities	8	**522**	415	35
Loans and other receivables	9	**57,450**	54,782	52,338
Bank acceptances of customers		**5,419**	5,132	3,692
Investment in associated companies		**3**	2	9
Other investments		**73**	76	82
Property, plant and equipment		**456**	472	466
Goodwill		**1,110**	1,165	1,215
Other assets		**1,472**	1,165	1,391
TOTAL ASSETS		**74,340**	69,960	66,326
LIABILITIES				
Deposits and other borrowings	11	**48,383**	46,083	46,007
Due to other financial institutions		**992**	758	1,007
Bank acceptances		**5,419**	5,132	3,692
Provision for dividends		**11**	12	9
Income tax liability		**337**	365	297
Other provisions		**97**	106	94
Bonds and notes		**10,602**	9,769	7,654
Loan capital		**1,963**	1,619	1,559
Bills payable and other liabilities		**1,340**	1,087	1,474
TOTAL LIABILITIES		**69,144**	64,931	61,793
NET ASSETS		**5,196**	5,029	4,533
SHAREHOLDERS' EQUITY				
Share capital	12	**4,040**	3,964	3,531
Reserves		**86**	87	105
Retained profits	13	**716**	619	541
Shareholders' equity attributable to members of the Bank		**4,842**	4,670	4,177
Outside equity interests in controlled entities	14	**354**	359	356
Total Shareholders' Equity		**5,196**	5,029	4,533

The consolidated statement of financial position should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 67 to 86.

ST.GEORGE BANK LIMITED AND ITS CONTROLLED ENTITIES
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 MARCH 2005

	NOTE	Half-Year to 31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
CASH FLOWS FROM OPERATING ACTIVITIES				
Interest received		2,266	2,150	1,971
Interest paid		(1,452)	(1,285)	(1,113)
Dividends received		2	2	2
Other income received		604	616	578
Operating expenses paid		(728)	(723)	(697)
Income taxes paid		(243)	(142)	(200)
Net (payments for)/proceeds from the purchase and sale of trading securities		(1,154)	233	(189)
Net cash (used in)/provided by operating activities	15(a)	(705)	851	352
CASH FLOWS FROM INVESTING ACTIVITIES				
Disposal of controlled entity	15(c)	-	12	-
Net (payments for)/proceeds from the purchase and sale of investment securities		(107)	(378)	109
Net increase in loans and other receivables		(2,668)	(2,417)	(3,461)
Payments for shares		(1)	(6)	(7)
Proceeds from sale of shares		5	39	-
Proceeds from sale of other investments		-	25	-
Proceeds from sale of businesses		9	-	-
Research and development costs		(3)	2	(2)
Payments for property, plant and equipment		(39)	(44)	(27)
Proceeds from sale of property, plant and equipment		60	(24)	75
Net increase in other assets		(307)	(91)	(21)
Net cash used in investing activities		(3,051)	(2,882)	(3,334)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase in deposits		2,341	40	696
Proceeds from other borrowings		11,754	14,285	12,898
Repayment of other borrowings		(11,087)	(12,674)	(10,650)
Proceeds from loan capital		421	1	577
Net increase/(decrease) in other liabilities		266	460	(259)
Proceeds from the issue of shares		6	-	-
Net proceeds from the issue of SAINTS		-	345	-
Net proceeds from the issue of perpetual notes		-	5	7
Dividends paid		(280)	(244)	(213)
Net cash provided by financing activities		3,421	2,218	3,056
Net (decrease)/increase in cash and cash equivalents		(335)	187	74
Cash and cash equivalents at the beginning of the half-year		674	487	413
Cash and cash equivalents at the end of the half-year	15(b)	339	674	487

The consolidated statement of cash flows should be read in conjunction with the accompanying notes to and forming part of the financial report as set out on pages 67 to 86.

Note 1: Statement of Significant Accounting Policies

(a) Basis of preparation of the half-year financial report

This general purpose financial report for the half-year ended 31 March 2005 has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 "Interim Financial Reporting", other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group Consensus Views.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this financial report is to be read in conjunction with the Bank's Concise Annual Report and Full Financial Report for the year ended 30 September 2004 and any public announcements made by the Bank and its controlled entities during the half-year ended 31 March 2005 in accordance with the continuous disclosure obligations under the Corporations Act 2001.

The accounting policies have been consistently applied by the entities in the consolidated entity and are consistent with those of the previous year-end and corresponding half-year.

Where an entity either began or ceased to be controlled during the period, its results are included only from the date control commenced or up to the date control ceased.

The carrying amounts of all non-current assets are reviewed to determine whether they are in excess of their recoverable amounts at the end of the half-year. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the lower amount. When assessing recoverable amount for a particular non-current asset, the net cash flows arising from the asset's continued use and subsequent disposal have not been discounted to their present value, except where specifically stated.

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

(b) Reclassification of financial information

Where necessary, the half-year accounts have been changed to reflect the sub totals and totals disclosed in the year-end accounts and comparative figures have been amended to conform with changes in presentation in the current half-year.

(c) Rounding of Amounts

In accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/100, dated 10 July 1998 (as amended by ASIC Class Order No 04/667), amounts in this report and the accompanying consolidated financial statements have been rounded off to the nearest million dollars except where otherwise indicated.

Note 2: Revenues from Ordinary Activities

	Half-Year to		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Interest Income	**2,263**	2,150	1,966
Other Income			
Trading income	**34**	27	34
Product fees and commissions			
- Lending	**21**	29	34
- Deposit and other accounts	**120**	115	103
- Electronic banking	**95**	96	91
Securitisation service fees	**51**	42	42
Managed funds fees	**107**	103	94
Dividend income	**2**	2	2
Profit on disposal of land and buildings	**3**	1	19
Profit on sale of businesses	**9**	-	-
Profit on sale of fixed assets	**27**	-	-
Profit on disposal of shares	**2**	22	-
Factoring and invoice discounting income	**9**	11	10
Bill acceptance fees	**42**	35	31
Rental income	**5**	5	6
Trust distributions	**3**	8	1
Other	**3**	4	8
	533	500	475
Total revenue from ordinary activities	**2,796**	2,650	2,441

Note 3: Bad and Doubtful Debts

	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Charge to general provision	**11**	17	16
Charge to specific provision	**47**	43	36
Total bad and doubtful debts expense	**58**	60	52

Note 4: Expenses from Ordinary Activities

	Half-Year to		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Interest Expense	**1,412**	1,332	1,172
Operating expenses			
Staff			
Salaries and wages	**267**	260	254
Contractors' fees	**6**	8	5
Superannuation contributions	**23**	21	20
Payroll tax	**17**	15	17
Fringe benefits tax	**4**	4	4
Other	**12**	11	10
	329	319	310
Computer and equipment			
Depreciation	**20**	22	20
Deferred expenditure amortisation and write-off	**19**	42	35
Rentals on operating leases	**5**	7	9
Other	**36**	38	37
	80	109	101
Occupancy			
Depreciation and amortisation	**13**	13	14
Rentals on operating leases	**34**	32	34
Other	**20**	20	19
	67	65	67
Administration and other			
Advertising and public relations	**21**	24	21
Consultants	**12**	13	9
Fees and commissions	**14**	12	12
Postage	**9**	9	9
Printing and stationery	**17**	16	19
Subscriptions and levies	**4**	4	3
Telephone	**4**	7	6
Other	**57**	51	53
	138	136	132
Total operating expenses	**614**	629	610
Total expenses from ordinary activities	**2,026**	1,961	1,782

Note 5: Dividends Provided for or Paid

	Half-Year to		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Ordinary dividends			
2003 Final dividend (fully franked - 50 cents)	-	-	253
2004 Interim dividend (fully franked - 60 cents)	-	306	-
2004 Final dividend (fully franked - 62 cents)	**319**	-	-
	319	306	253
Other dividends			
DCS[1] dividend provided for or paid (unfranked)	**13**	15	14
PRYMES[2] dividend provided for or paid (fully franked)	**10**	10	9
SAINTS[3] dividends provided for or paid (fully franked)	**8**	2	-
	31	27	23
Total dividends	**350**	333	276

(1) Depositary capital securities
(2) Preferred resetting yield marketable equity securities
(3) Subordinated adjustable income non-refundable tier 1 securities

Dividend franking account

It is anticipated that the balance of the consolidated franking account will be $480 million (31 March 2004: $330 million) after adjusting for:

(i) franking credits that will arise from the payment of income tax payable as at the end of the half-year; and
(ii) franking debits that will arise from the payment of dividends recognised as a liability; and
(iii) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and
(iv) franking credits that the consolidated entity may be prevented from distributing in the subsequent half-year.

After also allowing for the 31 March 2005 half interim ordinary dividend, the consolidated franking account will be $329 million (31 March 2004: $199 million).

Note 6: Earnings per Share

		31 March 2005	30 Sept 2004	31 March 2004
Ordinary Share				
Basic earnings per share	(Cents)	**80.6**	71.0	69.7
Diluted earnings per share	(Cents)	**80.4**	70.8	69.4
Basic PRYMES	($)	**3.18**	3.18	3.18
Basic SAINTS	($)	**4.77**	4.75	-
Alternative earnings per ordinary share[1]				
Basic earnings per share	(Cents)	**89.1**	80.8	80.0
Diluted earnings per share	(Cents)	**88.7**	80.4	79.4

(1) The alternative basic and diluted earnings per ordinary share amounts have been calculated to exclude the impact of goodwill amortisation to provide a meaningful analysis of the earnings per ordinary share performance of the underlying business.

Note 7: Individually Significant Items

	Half-Year to		
	March 2005 $M	Sept 2004 $M	March 2004 $M
Non-interest income			
Non-interest income before significant items	517	483	475
Significant items			
- Profit on sale of fixed assets (i)	27	-	-
- Write-off of deferred home loan broker commissions (ii)	(11)	-	-
- Profit on sale of shares (iii)	-	17	-
	16	17	-
Total non-interest income	533	500	475
Operating expenses			
Operating expenses before significant items	614	612	610
Significant items			
- Write-off of computer applications and equipment (iv)	-	17	-
Total operating expenses	614	629	610
Income tax expense			
Income tax expense before significant items	211	192	180
Significant items			
- *Income tax expense on profit on sale of fixed assets (i)*	8	-	-
- Income tax benefit on write-off of deferred home loan broker commissions (ii)	(3)	-	-
- Income tax expense on profit on sale of shares (iii)	-	5	-
- Income tax benefit on write-off of computer applications and equipment (iv)	-	(5)	-
	5	-	-
Total income tax expense	216	192	180
Summary of significant items			
Total pre-tax profit from significant items	16	-	-
Less: Total tax expense attributable to significant items	5	-	-
Net gain on significant items	11	-	-

March 2005 Half-Year

(i) On 31 December 2004, the Bank sold its non-core unbranded ATM network to Customers Ltd. The sale resulted in a profit on sale before tax of $27 million ($19 million after tax). St.George will continue to focus on growing its own branded ATM network.

(ii) The Bank has progressively changed its strategy in respect of its residential introductory loan portfolio as the portfolio typically has a shorter effective life and a lower interest margin than other residential loan products. The introduction of new products and the change in strategy have resulted in a significant reduction in the balance of the introductory loan portfolio in recent years. As a result, from 1 October 2004, the Bank ceased to defer home loan broker commissions on new introductory loan business and has recognised an adjustment of $11 million ($8 million after tax) during the half-year that represents the unamortised balance of deferred commissions relating to this loan portfolio.

September 2004 Half-Year

(iii) On 15 April 2004, the Bank sold 4,319,290 shares it held in Cashcard Australia Limited to First Data Corporation Limited in accordance with the Scheme of Arrangement approved by the Supreme Court on 2 April 2004. The sale resulted in a profit before tax of $17 million ($12 million after tax).

(iv) Primarily relates to a reassessment of the expected future benefits attributable to the Bank's front end lending platform (CLAS) with a $13 million write-down recognised, resulting in $nil carrying value for CLAS. The Bank has been advised that the software vendor supporting the platform that CLAS operates on will be phasing out their support. The Bank intends to commence replacing CLAS during the year ending 30 September 2005.

Note 8: Investment Securities

Investment securities are purchased with the intention of being held to maturity. The securities are recorded at cost plus accrued interest and in respect of fixed interest securities, are adjusted for amortised premiums and discounts on acquisition.

	As at		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Book value of investment securities	522	415	35
Market value of investment securities	523	415	35

Note 9: Loans and Other Receivables

	As at		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Housing loans [1]	**41,183**	39,279	37,589
Commercial loans	**9,567**	9,283	8,802
Personal loans	**3,451**	3,092	2,944
Lease and commercial hire purchase	**2,289**	2,210	2,100
Structured investments	**161**	173	172
Credit card receivables	**1,073**	999	958
Other	**29**	28	37
	57,753	55,064	52,602
Less: provisions for impairment (refer note 10)			
Specific provision for doubtful debts	**83**	73	72
General provision for doubtful debts	**220**	209	192
Net loans and other receivables	**57,450**	54,782	52,338

(1) Excludes $11,669 million of securitised loans (September 2004: $10,549 million; March 2004: $8,345 million).

Note 10: Provisions for Impairment

	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Specific provision			
Opening balance	**73**	72	65
Charge to Statement of Financial Performance	**47**	43	36
Recoveries	**11**	5	11
Bad debt write-offs	**(48)**	(47)	(40)
Closing balance	**83**	73	72
General provision			
Opening balance	**209**	192	176
Charge to Statement of Financial Performance	**11**	17	16
Closing balance	**220**	209	192
Total provision for impairment	**303**	282	264

Note 11: Deposits and Other Borrowings

	As at		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Certificates of deposit	**10,960**	9,162	9,442
Term and other deposits	**37,299**	36,756	36,439
Secured borrowings	**113**	151	115
Unsecured borrowings	**11**	14	11
	48,383	46,083	46,007

Note 12: Share Capital

	As at					
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M	**31 March 2005 No. Shares**	30 Sept 2004 No. Shares	31 March 2004 No. Shares
Capital						
Fully paid ordinary shares	**3,389**	3,313	3,225	**517,897,669**	513,788,050	509,773,313
Fully paid PRYMES	**291**	291	291	**3,000,000**	3,000,000	3,000,000
Fully paid SAINTS	**345**	345	-	**3,500,000**	3,500,000	-
General Reserve	**15**	15	15	-	-	-
	4,040	3,964	3,531			
Issued and Uncalled Capital						
Borrowers' shares - unpaid [1]	-	-	-	**4,442**	4,766	5,382
Depositors' shares - unpaid [1]	-	-	-	**264,977**	274,304	285,442
	-	-	-			
Movements in ordinary share capital						
Balance at beginning of half-year	**3,313**	3,225	3,162			
Ordinary shares issued	**76**	88	63			
Balance at end of half-year	**3,389**	3,313	3,225			

(1) These shares were originally issued to borrowers and depositors when St.George was a building society to enable them to open a loan or deposit account. Borrowers and depositors shareholders have certain rights as set out in the Constitution, including the right to vote on issues that affect their rights, and have certain obligations on a winding up.

Note 13: Retained Profits

	As at		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Retained profits at the beginning of the half-year	619	541	442
Net profit after income tax attributable to members of the Bank	447	390	377
Total available for appropriation	1,066	931	819
Dividends recognised during the period	(350)	(333)	(276)
Transfer from/(to) reserves	-	21	(2)
Retained profits at the end of the half-year	716	619	541

Note 14: Outside Equity Interests in Controlled Entities

	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Depositary capital securities	334	334	334
Share capital	2	2	2
Perpetual notes	29	29	24
Accumulated losses	(11)	(6)	(4)
	354	359	356

Note 15: Consolidated Statement of Cash Flows Notes

(a) Reconciliation of net profit to net cash provided by operating activities

	Half-Year to		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Net Profit	**444**	387	376
Trading income	**(34)**	(27)	(34)
Profit on sale of land and buildings	**(3)**	(1)	(19)
Profit on sale of business	**(9)**	-	-
Profit on sale of fixed assets	**(27)**	-	-
Profit on sale of shares	**(2)**	(22)	-
Bad and doubtful debts expense	**58**	60	52
Depreciation	**33**	34	34
Amortisation and write-off			
- leasehold	**-**	1	-
- goodwill	**55**	51	52
- deferred expenditure	**19**	42	35
(Increase)/decrease in:			
- interest receivable	**-**	11	2
- other income receivable	**(3)**	(24)	7
- trading securities	**(1,154)**	233	(189)
(Decrease)/increase in:			
- interest payable	**(38)**	48	60
- accrued expenses	**(6)**	(26)	-
- income tax liability provisions	**(28)**	70	(25)
- other provisions	**(10)**	14	1
Net cash (used in)/provided by operating activities	**(705)**	851	352

(b) Reconciliation of Cash

For the purpose of the Statement of Cash Flows, cash at the end of the half-year is reconciled to the following items in the Statement of Financial Position:

	As at		
	31 March 2005 $M	30 Sept 2004 $M	31 March 2004 $M
Cash and liquid assets	**1,191**	1,180	1,324
Due from other financial institutions - at call	**279**	371	348
Due to other financial institutions - at call	**(992)**	(716)	(1,007)
Bills payable	**(139)**	(161)	(178)
Cash and cash equivalents at the end of the half-year	**339**	674	487

(c) Disposal of Controlled Entity

There were no disposals of controlled entities during the half-year ended 31 March 2005.

Note 16: Segmental Reporting

(a) Business Segments

Business segments are based on the consolidated entity's organisational structure. The consolidated entity comprises four business divisions, namely:

- Retail Bank (RB) (formerly Personal Customers) – responsible for residential and consumer lending, provision of personal financial services including transaction services, call and term deposits, small business banking and financial planners. This division manages retail branches, call centres, agency networks and electronic channels such as EFTPOS terminals, ATMs and Internet banking. The results of St.George Bank New Zealand Limited are included in the segment reporting for RB.

- Institutional and Business Banking (IBB) - responsible for liquidity management, securitisation, wholesale funding, capital markets, treasury market activities including foreign exchange, money market and derivatives, corporate and business relationship banking, international and trade finance banking services, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing including factoring and invoice discounting.

- BankSA (BSA) – responsible for providing retail banking and business banking services to customers in South Australia and Northern Territory. These services have extended into country New South Wales and Victoria as part of the Group's initiative to expand rural banking. Customers are serviced through branches, electronic agencies, ATMs, call centres, EFTPOS terminals and Internet banking.

- Wealth Management (WM) – responsible for providing funds management and administration, margin lending, investment advice, private banking services and general and life insurance.

Effective 1 October 2004, responsibility for financial planners was transferred from WM to RB and BSA divisions. Comparative figures have been adjusted accordingly.

Note 16: Segmental Reporting

For the half-year ended 31 March 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	482	210	129	30	-	851
Non-interest income	221	124	44	128	-	517
Individually significant items	-	-	-	-	16	16
Total segment revenue	703	334	173	158	16	1,384
Segment expense						
Bad and doubtful debts	34	18	5	1	-	58
Operating expenses						
- Other provisions	9	12	3	6	-	30
- Depreciation	24	3	5	1	-	33
- Deferred expenditure amortisation	15	2	2	-	-	19
- Other expenses	292	97	67	76	-	532
Total operating expenses	340	114	77	83	-	614
Goodwill amortisation and write-off	-	-	-	-	55	55
Total segment expenses	374	132	82	84	55	727
Share of profit of investment in associates	-	(3)	-	-	-	(3)
Profit/(loss) before income tax expense	329	205	91	74	(39)	660
Expense to income ratio [1]	48.4%	34.1%	44.5%	52.5%		
Income tax expense						216
Profit after income tax						444
Outside equity interest (OEI)						(3)
Profit after income tax and OEI						447

As at 31 March 2005	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	3	3
- other assets	35,428	24,050	9,099	3,550	2,210	74,337
Segment Assets	35,428	24,050	9,099	3,550	2,213	74,340
Segment Liabilities	24,110	37,134	6,347	886	667	69,144
Other Segment Disclosure						
- Securitised loans	11,061	25	567	16	-	11,669
- Managed funds [2]	1,989	-	394	25,429	-	27,812

[1] Excludes bad and doubtful debts expense and goodwill amortisation.
[2] The consolidated entity's managed funds activities are principally through SEALCORP, Advance Asset Management and St.George Wealth Management. The consolidated entity's managed funds comprise funds under management, funds under administration and funds under advice.

Note 16: Segmental Reporting

For the half-year ended 30 September 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	469	197	124	28	-	818
Non-interest income	207	117	41	118	-	483
Individually significant items	-	-	-	-	17	17
Total segment revenue	676	314	165	146	17	1,318
Segment expense						
Bad and doubtful debts	35	17	7	1	-	60
Operating expenses						
- Other provisions	22	10	4	3	-	39
- Depreciation	27	3	5	-	-	35
- Deferred expenditure amortisation	22	2	3	-	-	27
- Other expenses	292	85	63	71	-	511
Total operating expenses	363	100	75	74	-	612
Individually significant items	-	-	-	-	17	17
Goodwill amortisation	-	-	-	-	51	51
Total segment expenses	398	117	82	75	68	740
Share of profit of investment in associates	-	(1)	-	-	-	(1)
Profit/(loss) before income tax expense	278	198	83	71	(51)	579
Expense to income ratio [(1)]	53.7%	31.8%	45.5%	50.7%		
Income tax expense						192
Profit after income tax						387
Outside equity interest (OEI)						(3)
Profit after income tax and OEI						390

As at 30 September 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	2	2
- other assets	33,796	22,061	8,644	3,157	2,300	69,958
Segment Assets	33,796	22,061	8,644	3,157	2,302	69,960
Segment Liabilities	24,001	33,433	5,974	797	726	64,931
Other Segment Disclosure						
- Securitised loans	10,172	-	377	-	-	10,549
- Managed funds [(2)]	1,761	-	388	22,676	-	24,825

Note 16: Segmental Reporting

For the half-year ended 31 March 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Segment revenue						
Net interest income	462	182	122	28	-	794
Non-interest income	210	118	41	106	-	475
Total segment revenue	672	300	163	134	-	1,269
Segment expense						
Bad and doubtful debts	31	16	4	1	-	52
Operating expenses						
- Other provisions	12	11	3	7	-	33
- Depreciation	26	3	4	1	-	34
- Deferred expenditure amortisation	27	3	4	1	-	35
- Other expenses	290	83	66	69	-	508
Total operating expenses	355	100	77	78	-	610
Goodwill amortisation	-	-	-	-	52	52
Total segment expenses	386	116	81	79	52	714
Share of profit of investment in associates	-	(1)	-	-	-	(1)
Profit/(loss) before income tax expense	286	185	82	55	(52)	556
Expense to income ratio [1]	52.8%	33.3%	47.2%	58.2%		
Income tax expense						180
Profit after income tax						376
Outside equity interest (OEI)						(1)
Profit after income tax and OEI						377

As at 31 March 2004	Retail Bank $'M	Institutional & Business Banking $'M	BankSA $'M	Wealth Management $'M	Other $'M	Consolidated $'M
Assets						
- investments in associates	-	-	-	-	9	9
- other assets	32,075	20,512	8,264	3,030	2,436	66,317
Segment Assets	32,075	20,512	8,264	3,030	2,445	66,326
Segment Liabilities	23,110	31,665	5,575	698	745	61,793
Other Segment Disclosure						
- Securitised loans	8,345	-	-	-	-	8,345
- Managed funds [2]	1,613	-	387	20,604	-	22,604

(b) Geographical Segments

The consolidated entity operates predominantly in Australia.

Note 17: Contingent Liabilities

Except as disclosed in Note 18 in respect of Depositary Capital Securities, there have been no material changes in contingent liabilities from those disclosed in the 30 September 2004 Full Financial Report.

Note 18: Events Subsequent to Balance Date

Depositary Capital Securities (DCS)
Subsequent to 31 March 2005, the Bank received amended assessments for 1998 to 2003 relating to interest deductions claimed by the Bank in respect of subordinated debentures issued to its subsidiary, St.George Funding Company LLC, as part of its DCS transaction in 1997. When added to the assessment expected for 2004, these amended assessments total $164 million (after tax) for the period 1998 to 2004 inclusive.

St.George is confident that its position in relation to the application of taxation law is correct. St.George has recently taken advice from two separate and independent Senior Counsel and as a result, the Bank strongly disagrees with the ATO's position. Accordingly, St.George has concluded that no amounts due under the amended assessments will be charged to its Statement of Financial Performance.

Interim Dividend
On 3 May 2005, the directors declared an interim dividend of 67 cents per ordinary share, amounting to $347 million. In accordance with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets", this dividend has not been brought to account in the consolidated entity's financial statements for the half-year ended 31 March 2005.

International Financial Reporting Standards (IFRS)
For reporting periods beginning on or after 1 January 2005 Australian reporting entities must comply with International Financial Reporting Standards (IFRS) as issued by the Australian Accounting Standards Board. This will involve the consolidated entity preparing its first set of financial statements applying Australian equivalents of International Financial Reporting Standards (AIFRS) for the half-year ending 31 March 2006.

AIFRS requires the restatement of comparative financial statements using all standards except AASB 132 "Financial Instruments: Disclosure and Presentation", AASB 139 "Financial Instruments: Recognition and Measurement" and AASB 4 "Insurance Contracts". This will require the consolidated entity to restate its opening balance sheet at 1 October 2004.

The differences between Australian GAAP and AIFRS identified by management to date as potentially having a significant effect on the financial position and financial performance of the consolidated entity are summarised below. This section outlines transitional adjustments at 1 October 2004 to enable users of this financial report to understand the potential transitional adjustments at that date. Further transitional impacts will arise at 1 October 2005 in respect of AASB 4, 132 and 139.

Under AASB 1047: "Disclosing the impacts of Adopting Australian Equivalents to International Financial Reporting Standards", entities are strongly encouraged to disclose any known or reliably estimable information about the impacts on the financial report of adopting AIFRS as that information becomes available. Based on AIFRS as currently issued, the known estimable transitional difference from application of AIFRS is summarised below.

Note 18: Events Subsequent to Balance Date

Transition Management

The Group established an AIFRS conversion program in April 2003. A project team is responsible for assessing the impact that AIFRS will have on the accounting and reporting of the Group, ensuring systems are in place to capture AIFRS information, and putting in place the framework to ensure the consolidated entity complies with AIFRS by 1 October 2005. The AIFRS project is monitored by a Steering Committee and regular updates are provided to the Board Audit and Compliance Committee.

The planning and analysis phase of the project has been substantially completed and system implications and changes are being specified. The process and system changes are expected to be implemented prior to 30 September 2005.

The transitional adjustments identified are based on the current status of the consolidated entity's project and are the current best estimates based on accounting interpretations as at this reporting date. The following summary should not be taken as an exhaustive list of all the differences between Australian GAAP and AIFRS. The adjustments may change if the accounting standards or industry interpretation of these standards should change. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

AIFRS Impacts from 1 October 2004

Income tax

The transition to AIFRS will require the adoption of the balance sheet approach, which will result in more deferred tax assets and liabilities, and as tax effects follow the underlying transaction, they can be recognised in equity or as an income tax expense.

The tax adjustments to deferred tax assets and liabilities that arise on transition to other AIFRS standards as at 1 October 2004, comprise an increase of $2 million in deferred tax assets associated with the defined benefit superannuation deficit, an increase of $29 million in deferred tax liabilities representing the tax effect of the balance of the asset revaluation reserve transferred to opening retained earnings and a decrease of $4 million in deferred tax liabilities relating to the change in recognition of income for leveraged leases. The nature of these adjustments is further explained below.

In addition, a net transitional adjustment decrease to deferred tax liabilities of $2 million arises from the change in method of accounting for income taxes from an income statement approach to a balance sheet approach for items not previously required to be recognised. This represents the tax effect of tax and accounting carrying value base differences on buildings of $8 million.

Note 18: Events Subsequent to Balance Date

Share Based Payments

The consolidated entity does not currently recognise an expense in relation to its employee share and option schemes. On adoption of AIFRS, the consolidated entity will recognise an expense for all share based remuneration and will amortise this expense over the relevant vesting periods, adjusting for the expected and actual level of vesting for non-market related vesting conditions.

In accordance with the transitional exemptions of AASB 1: "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" (AASB 1), the consolidated entity does not intend to apply AASB 2 to equity instruments granted prior to 7 November 2002 (the effective date of AASB 2).

A transitional adjustment will be recognised as a reduction in opening retained earnings in respect of AASB 2 for $4 million representing the amortisation over the vesting period of employee equity grants on or after 7 November 2002 to the date of transition.

Goodwill

Goodwill acquired in a business combination will not require amortisation, but instead be subject to impairment testing at least annually. If there is any impairment, it will be recognised immediately.

The elimination of goodwill amortisation will have the effect of reducing operating expenses and therefore improving reported profits of the consolidated entity, subject to any impairment charges that may be required from time to time. Under AIFRS, such impairment charges may result in increased volatility of future earnings when losses are incurred.

The amortisation charge for the consolidated entity for the half-year ended 31 March 2005 was $55 million and $103 million for the financial year ended September 2004. No impairment adjustment to opening retained earnings arises as at 1 October 2004 in respect of this issue.

Consolidation of Special Purpose Entities

AIFRS introduces new requirements for the recognition of financial assets, including those transferred to a special purpose vehicle as part of securitisation transactions. Existing securitisations, both of the consolidated entity's assets and customers' assets, have been reviewed to determine whether they will need to be consolidated under AIFRS. This will result in additional assets and associated liabilities being recognised.

This will result in an estimated gross up of the assets and liabilities recorded within the statement of financial position of $11 billion as at 1 October 2004 in relation to the securitisation of the consolidated entity's assets and $1 billion in relation to customers' assets.

There is not expected to be any material net profit impact arising from the consolidation of these vehicles.

Note 18: Events Subsequent to Balance Date

Leveraged Leases

Income on leveraged leases is currently recognised progressively over the lease term on an effective yield post-tax basis. Related upfront fee income on leveraged leases is recognised upon receipt.

Under AIFRS, income including upfront fees will be recognised on an effective pre-tax yield basis.

A transitional adjustment of $9 million (net of tax) will be recognised as a reduction in retained earnings at 1 October 2004.

Property Plant and Equipment

The consolidated entity carries Land and Buildings at re-valued amounts. Revaluations are carried out annually. Increments and decrements recognised upon revaluation are recorded in the Asset Revaluation and Asset Realisation reserve.

On transition to AIFRS, AASB 1 provides for a number of options to account for property plant and equipment. These include amortised cost, deeming the last revaluations as cost or continuing with a fair value regime.

Under AIFRS, the consolidated entity intends to carry Land and Buildings at deemed cost being the revalued balance as at 1 October 2004. The balance of the Asset Revaluation and Realisation reserve of $55 million (net of tax) will be transferred to opening retained earnings as at 1 October 2004.

Employee Benefits

The consolidated entity does not recognise an asset or liability in its statement of financial position for the net position of the defined benefit superannuation scheme sponsored by the consolidated entity.

On adoption of AIFRS, AASB 119 requires the recognition of the net position of the scheme as a transitional adjustment in the statement of financial position, with a corresponding adjustment to opening retained earnings. The transitional adjustment is based on an actuarial valuation conducted in accordance with AASB 119 of the scheme as at the transition date. This adjustment will result in a $5 million defined benefit superannuation liability, a $2 million increase in deferred tax assets and a decrease to opening retained earnings of $3 million.

AASB 119 permits a number of options for recognising actuarial gains and losses on an ongoing basis. The consolidated entity is considering electing to apply the option to recognise actuarial gains and losses directly in retained earnings.

Note 18: Events Subsequent to Balance Date

Life Insurance Accounting

On transition to AIFRS, the assets representing the Excess of Net Market Value over Net Assets (EMVONA) of a life insurance entity's controlled entities can no longer be recognised. As the consolidated entity's life insurance entity does not currently carry any EMVONA, this requirement will have no impact.

Summary

The total AIFRS transition adjustment for those impacts applicable at 1 October 2004 will result in an increase in retained earnings of $41 million.

AIFRS Impacts from 1 October 2005

Hybrid Financial Instruments

PRYMES and Depositary Capital Securities, which are currently classified as equity, are likely to be classified as debt under AIFRS. The dividends payable (where applicable) on these instruments will be classified as interest under AIFRS. It is expected that the SAINTS and the Perpetual Notes will continue to be classified as equity under AIFRS. This is not expected to have any impact on the consolidated entity's net profit after preference dividends result.

Transaction Fees and Costs

AIFRS will require certain fees to be recognised as an adjustment to the yield of the instrument. AIFRS also requires the deferral of directly attributable incremental loan origination costs and their recognition as a yield adjustment net of any fees received. The consolidated entity currently only defers and amortises certain home loan broker origination costs. This change is not expected to have a material impact on net profit.

On transition certain fees previously recognised as income, will be deferred in the statement of financial position with a corresponding adjustment to retained earnings.

The classification of certain fee income and origination costs will change.

Note 18: Events Subsequent to Balance Date

Hedging

All derivatives contracts, whether used as hedging instruments or otherwise, will be carried at fair value in the consolidated entity's statement of financial position. The consolidated entity currently marks to market trading derivatives.

To the extent hedges are ineffective, AIFRS requires such ineffectiveness to be reflected in earnings. Where ineffectiveness is outside the prescribed range, AASB 139 precludes the use of hedge accounting, which may result in significant volatility in earnings. The consolidated entity expects to use a combination of fair value and cash flow hedging methods in respect of its interest rate risk hedges. The consolidated entity is aiming to ensure that the majority of hedge transactions meet hedge effectiveness testing requirements, thereby limiting any earnings volatility arising from ineffectiveness. To the extent that cash flow hedges are effective, the fair value movements will be taken to equity rather than the statement of financial performance. As a result, cash flow hedging may create volatility in equity reserve balances.

Loan Provisioning

AIFRS adopts an approach known as 'incurred losses' for loan provisioning and provides guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred for loans that are known to be impaired. The estimated cash flows on these impaired loans are then discounted to their present value to determine their recoverable amount and the associated provision. As this discount unwinds, there is a resulting recognition of interest in the statement of financial performance during the period between recognition of impairment and recovery of the written down amount.

Loans found not to be individually impaired are placed into pools of similar assets with similar risk characteristics to be collectively assessed for impairment. A collective impairment provision may be required where impairment events have occurred but these events cannot be attributed to individual exposures at the reporting date. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The general provision based on 0.5% of risk-weighted assets together with certain portfolio provisions on retail loans will be replaced, on adoption of AIFRS, by provisions based on collective assessment in accordance with AIFRS. Specific provisions will continue but will be measured based on AIFRS requirements.

It is anticipated that the proposed changes may result in a reduction in the level of provisioning that the consolidated entity holds against its credit exposures.

Note 18: Events Subsequent to Balance Date

Regulatory Capital Treatment

A number of the above AIFRS impacts affect the asset and equity items currently included in the calculation of the consolidated entity's capital adequacy determined in accordance with APRA requirements. APRA has issued a discussion paper on its approach to a number of the impacts of AIFRS including fair value measurement, loan loss provisioning, treatment of hedges and employee benefits. APRA are yet to issue discussion papers on Securitisation and Tier 1 capital instruments. The impact on the consolidated entity's capital position will be determined following the release and finalisation of APRA's regulatory approach to AIFRS.

In the opinion of the directors of St.George Bank Limited:

1. (a) The financial statements set out on pages 64 to 86, are in accordance with the Corporations Act 2001, including:

   (i) giving a true and fair view of the financial position of the consolidated entity as at 31 March 2005 and of its performance as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

   (b) at the date of this declaration, there are reasonable grounds to believe that the Bank will be able to pay its debts as and when they fall due.

2. There are reasonable grounds to believe the Bank and its controlled entities will, as a consolidated entity, be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Bank and those controlled entities pursuant to a Class Order. At the date of this declaration the Bank is within the class of companies affected by Class Order 98/1418.

For and on behalf of the Board of Directors and in accordance with a resolution of the directors.

....	....
J M Thame	G P Kelly
Chairman	Managing Director and Chief Executive Officer

Dated at Sydney

New South Wales

3 May 2005

INDEPENDENT REVIEW REPORT BY EXTERNAL AUDITORS TO THE MEMBERS OF ST.GEORGE BANK LIMITED FOR THE HALF-YEAR ENDED 31 MARCH 2005

SCOPE

We have reviewed the financial report of St.George Bank Limited (the Bank) for the half-year ended 31 March 2005, consisting of the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes 1 to 18 and the directors' declaration set out on pages 64 to 87. The financial report includes the consolidated financial statements of the consolidated entity comprising St.George Bank Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The Bank's directors are responsible for the financial report.

We have performed an independent review of the financial report in order to state whether, on the basis of procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029: "Interim Financial Reporting" and other mandatory financial reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the Bank's financial position, and performance as represented by the results of its operations and its cash flows and in order for the Bank to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of Bank personnel and analytical procedures applied to the financial data. Our review has not involved a study and evaluation of internal accounting controls, tests of accounting records or tests of responses to inquiries by obtaining corroborative evidence from inspection, observation or confirmation. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

STATEMENT

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of St.George Bank Limited is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Bank's financial position as at 31 March 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029: "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

KPMG

J F Teer
Partner
10 Shelley Street
Sydney, New South Wales, 2000
3 May 2005





To: **Companies Announcements**
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (Includes this page):	33
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**INTERIM RESULTS PRESENTATION**
Date Sent:	3 May 2005

I attach slides of a presentation to analysts by St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11.30am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

Interim Results 2005

3 May 2005



Agenda

Result highlights: Gail Kelly

Financial overview: Steve McKerihan

Strategy overview: Gail Kelly



Result Highlights

Gail Kelly
Managing Director



Quality and consistency

- Robust revenue growth
- Disciplined interest margin management
- Effective cost management
- Excellent credit quality
- Superior return on equity
- Focused execution of strategy



Profit result

	Mar-05	Mar-04	% Change
Profit before significant items	$405m	$354m	14.4
Profit after significant items	$416m	$354m	17.5
Earnings per share*	178.1¢	160.0¢	11.3
Return on equity*	22.6%	21.6%	
Expense to income*	44.9%	48.1%	
Dividend	67¢	60¢	11.7

st.george

*Calculated before goodwill amortisation and significant items



Outstanding return on equity
6
Return on equity*
%
25
20
15
22.6
St.George
Average of the 4 majors
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Focused on sustainable, high quality earnings
*After preference dividends and before significant items and goodwill


Earnings driven by strong revenues
7
$bn
1.5
1
0.5
0
7.8%
1.4
1.1%
0.7
0.4
14.4%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Revenue
Expenses
Earnings*
5 year CAGR
Revenue 10.3%
Expenses 4.0%
Earnings 24.4%
High single digit revenue growth + low single digit expense growth = double digit EPS growth
Percentages Mar-04 to Mar-05. Before significant items. *After tax expense and preference dividends


Strong revenue growth
6
Net-interest income
Non-interest income
$m
900
700
500
7.2%
851
$m
600
500
400
300
8.8%
517
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Total revenue growth 7.8%
Percentages Mar-04 to Mar-05. Before significant items



Supported by growing business volumes
9
$bn
Business volumes
15.8%
74.5*
5.5%
36.8
27.8
23.0%
80
60
40
20
0
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Lending
Retail Deposits
Managed Funds
Percentages Mar-04 to Mar-05. *Includes securitised loan balances and bill acceptances



Margin management remains a strength
10
Net interest margin
%
3.0
2.8
2.6
2.4
2.2
2.0
1.8
2.60
2.37
St.George
Average of the 4 majors*
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
4 basis points reduction 1H05 on 2H04
*Domestic margins



Effective cost management
11
St.George group expense to income ratio^
%
60
50
40
44.9
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Peer group expense to income ratio*
%
75.0
57.5
40.0
70.0
64.1
54.1
50.1
48.8
48.1
45.8
44.9
Bendigo Bank
Bank of QLD
NAB
CBA
WBC
Suncorp
ANZ
St.George
^Excluding goodwill and before significant items. *Ratios as atthe companies last reporting date



Excellent credit quality
12
Non-accruals/total receivables
St.George
Average of the 4 majors
%
1.0
0.8
0.6
0.4
0.2
0.0
0.34
0.14
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
• Bad debts/average total assets stable at 0.16%*
• Low risk business mix
• Excellent track record
*Annualised


Strong managed funds growth
13
Total managed funds
$bn
23%
27.8
30
24
18
12
6
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
• SEALCORP funds under administration up 24%
• Advance funds under management up 22%
Percentages Mar-04 to Mar-05


Sustainable dividend payout
14
¢
70
60
50
40
30
20
31
34
38
42
45
50
60
62
67
• Dividend payout sustainable under IFRS
• Dividends fully franked
• Dividend reinvestment plan continues
5 year CAGR 20.8%

Financial Overview

Steve McKerihan
Chief Financial Officer



Strong operational result


Group NPAT performance
$m
450
400
350
300
363
Non-interest income
34
Net interest income
33
Associates
2
BDD
2
Income tax
19
Operating expenses
6
4
Preference dividends
406
Sep-04
Mar-05

Before significant items


17
Effective management of net interest margin
Net interest margin 1H05 on 2H04
%
2.7
2.6
2.5
2.4
2.64
Lending spreads
0.02
Retail deposit spreads
0.03
Funding mix
0.03
'Free funds'
0.04
2.60
Sep-04
Mar-05
Factors contributing:
• Modest compression of commercial lending spreads
• Stronger growth in high yielding deposit accounts
• Increased competition for direct deposits
• Lending growing more rapidly than retail deposits
• 'Free funds' impacted by SAINTS capital raising and increased interest rates
FY05 EPS target factors in more than 10bp reduction in net interest margin
st.george

Solid momentum in non-interest income

	Mar-05 $m	Sep-04 $m	Mar-04 $m
Product fees and commissions			
- Lending	32	29	34
- Electronic banking	95	96	91
- Deposits and other accounts	120	115	103
Managed funds	107	103	94
Financial markets	34	27	34
Securitisation	51	42	42
Bill acceptance fees	42	35	31
Property sales	3	1	19
Other	33	35	27
Total	**517**	**483**	**475**

st.george

Before significant items

Factors impacting non-interest income

Lending fees

- 43% of residential loans broker sourced, down from 47% in 2H04

Electronic banking fees

- Sale of non-branded ATMs in Dec-04 reduced ATM interchange fee revenue

Managed fund fees

- Fee growth has not matched growth in managed funds due to:
  - strong inflows into new product offerings such as ASGARD 'Elements' mastertrust, 'eWrap' and the 'Advance Mortgage Fund'
  - successful penetration of new and expanded channels such as corporate superannuation and institutional business

Property

- Negligible property sales in 1H05



Controlling expenses, while investing for the future



Operating Expenses
$m
700
675
650
625
600
663
10
Staff
4
Goodwill amortisation
Admin.
2
2
Occupancy
Deferred expenditure amortisation
8
4
Computer & equipment
669
Sep-04
Mar-05



Before significant items

Reinvestment driving sustainable growth




$m
700
650
600
663
Incremental productivity gains
12
8
Deferred expenditure amortisation
Underlying expense growth
12
14
Incremental investment
669
Operating expenses Sep-04
Operating expenses Mar-05

Incremental investment includes:

- 175 additional staff including 49 additional business bankers
- Increased training and skilling

Productivity gains include:

- Organisational realignment benefits
- Improvement in IT sourcing including telecommunications



Before significant items

Segmental profits - all divisions contributing



	Profit before tax Mar-05 $m	Change* %	Cost to income ratio Mar-05 %	Contribution to segment profit %
Retail Bank	329	15	48.4	47
Institutional & Business Banking	205	11	34.1	29
BankSA	91	11	44.5	13
Wealth Management	74	35	52.5	11

*Mar-04 to Mar-05

Captive mortgage insurer

St.George Insurance Pte Ltd

- Profit after tax of $28m, up from $17m in Mar-04
- Only provides mortgage insurance cover to St.George
- Excess of loss reinsurance in place
- Strongly capitalised with $197m of shareholder funds
- Rated A, A2, AA- by S&P, Moody's and Fitch respectively

Prudential regulation

- Domicile to move from Singapore to Australia
- Two year transitional timeframe will ensure a cost-effective move

It is expected that the amount of capital currently held in the captive insurer will be more than sufficient to meet new APRA guidelines




Deferred expenditure decline continues
24
$m
250
200
150
100
50
242
185
171
149
128
103
99
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

	$m
Sep-04 balance	103
New spend	15
Amortisation	(19)
Mar-05 balance	99


Prudent level of provisioning
25
$m
Specific provision
General provision
350
300
250
200
150
100
182
195
204
223
231
241
264
282
303
46
62
65
71
67
65
72
73
83
136
133
139
152
164
176
192
209
220
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
General provision and LMI unearned income of $14m represent 0.52% of RWA
Provisioning conservative in the light of low risk business mix

Significant items

	Mar-05 $m
Profit on sale of non-branded ATM network	27
Write-off of portion of deferred broker commissions*	(11)
Total before tax	16
Tax expense	(5)
Total after tax	**11**

*Relates to third party broker commissions on the introductory loan portfolio

Depositary Capital Securities

- Amended assessments total $164m for the period 1998 to 2004 inclusive
- St.George is strongly contesting the ATO's view
- No amounts due under the amended assessments will be charged to the profit and loss account
- From 2005 onwards, deductions will not be claimed, leading to an additional tax expense of $6m per annum
- Additional tax expense has been included in the 1H05 result and factored into targets going forward



Basel II program on schedule

- Application for advanced status to be lodged with APRA in Sep-05 quarter
- Two year parallel run period for advanced credit to commence from Jan-06 and for advanced operational risk from Jan-07
- Estimated total program cost $35m, with the major component of work to be completed in FY05

Basel II processes and systems expected to be substantially in place by Sep-05



Accreditation and timing subject to APRA approval

International Financial Reporting Standards

Areas affected are:
Derivatives and hedging
Transaction fees and costs
Loan impairment
Goodwill and asset impairment
Financial instruments
Taxation
Property, plant and equipment
Securitisation
Leveraged leases
Hybrid financial instruments
Share based payments
Employee benefits

Timetable

- International Financial Reporting Standards (IFRS) preparations well advanced
- First IFRS accounts 31 Mar-06

Cost

- Estimated total project cost $5m

Active capital management

- Tier one capital 7.4%
- Dividend reinvestment plan raised $70m of capital in Dec-04
- Tier two capital subordinated note issue raised €250m in Mar-05
- $2.5bn of residential loans securitised in Mar-05
- PRYMES reset date 21 Feb-06 – no decision yet on conversion

Internal capital generation expected to match organic growth



Outlook

Sector outlook

- Moderation in home loan market growth underway
- Solid growth in business lending and investment
- Competitive environment remains intense, particularly in retail deposits
- Interest rates expected to be relatively stable

St.George outlook

- Deposit volumes currently below system but expected to lift
- Home loan portfolio expected to grow at or around FY05 system growth
- Middle market on track to deliver well in excess of system growth
- Wealth management inflows expected to exceed system growth
- Solid earnings momentum across the Group

FY05 EPS growth target upgraded to 11%
FY06 double digit EPS growth target reaffirmed



Strategy Overview

Gail Kelly
Managing Director


st.george

Business priorities update

Differentiating on customer service

Management targets



Strategic framework

Deepen and strengthen customer relationships in chosen markets
Leverage specialist capabilities for growth
Creatively differentiate on customer service
Accelerate and empower relationship-selling
Optimise cost structure
Build team and performance culture



Business priorities

Customer service	Integrated program of work well underway, driving differentiation
Home loans	Actively manage volumes and mix, with objective of achieving profitable growth in line with system
Deposits	Actively manage volumes and margin, with objective of achieving profitable growth
Middle market	Achieve at least twice system growth
Wealth management	Within top 5 in net funds inflow
Team	Maintain high quality and aligned teams at every level
Victoria and Queensland	*Continue targeted growth strategy, capturing market* share in key segments
Productivity management	Rolling program of efficiency initiatives, facilitating reinvestment

Home Loans - meeting the challenges



Residential receivables
$bn
55
45
35
25
52.8
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- 12.1% annualised growth in 1H05
- Expecting FY05 growth to be around system
- Stable margin performance supported by mix management
- Brokers – 43% of new flows
- Focusing on improving proprietary channel sales and productivity performance

- LVR of mortgage book is 39.5%
- LVR of mortgages written in 1H05 is 66.2%



Includes securitised loans. *Percentage Mar-04 to Mar-05


Home Loans - improving retention
37
Run-off rate*
%
30
20
10
23.9
21.9
18.3
15.7
Sep-02
Sep-03
Sep-04
Mar-05
• Active relationship management focus
• Dedicated retention team
• Mixture of central and locally executed campaigns
• Retention result supported by slowing housing market and interest rate rise
*Annualised run-off rate includes contractual repayments, discharges and pre payments

Home Loans - product mix actively managed

38

	Receivables Mar-05 %	Settlements 1H05 %	FY04 %	FY03 %	FY02 %
Introductory	1.6	4.0	8.0	20.4	39.9
Portfolio	32.8	31.3	34.7	34.0	30.2
Standard variable and Basic	45.8	42.7	37.3	31.1	21.3
Fixed	13.0	9.0	7.8	9.6	8.6
Low Doc	4.3	8.4	8.5	2.2	0.0
No deposit	1.8	3.7	2.8	2.1	0.0
Seniors Access	0.7	0.9	0.9	0.6	0.0
Total	100.0	100.0	100.0	100.0	100.0

Deposits - disciplined margin/volume management


directsaver account balances
$bn
6.4%
5.5
6
4
2
0
Mar-01
Mar-02
Mar-03
Mar-04
Mar-05

- Competition increasing as:
  - new competitors enter the market
  - established players respond
- Strategic focus on profitable growth:
  - *transaction account balances defended*
  - new products 'Powersaver' and 'Freedom Plus' launched in Apr-05
- Group wide focus and targeted strategy in place

Middle Market - high quality growth


Total middle market receivables
$bn
22.7%*
14.1
15
10
5
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

	3 year CAGR	5 year CAGR
Middle market receivables	22.5%	17.6%

- 20.2% annualised growth in 1H05
- Relationship model delivering
- Impaired assets/total middle market receivables at 0.23%
- Named 'Business Bank of the Year'^

*Percentage Mar-04 to Mar-05 ^CFO Magazine 2004

Middle Market - growing customer relationships

41

Products per customer

#
8.5
7.0
5.5
4.0
2.5
2.9 5.8 Sep-02
3.2 6.4 Mar-03
3.4 6.5 Sep-03
3.5 6.7 Mar-04
3.9 7.2 Sep-04
4.0 7.3 Mar-05
Total IBB KARM Customers*

Market share



%
7.0
6.5
6.0
5.5
5.0
4.5
4.0
4.9
5.1
5.6
6.0
6.3
6.6
Sep-02
Mar-03
Sep-03
Apr-04
Sep-04
Feb-05

- 67% of new business sourced from existing customers
- 90% of new business sourced from 6 target industries

*KARM – Key account relationship management

Middle Market - power of customer advocacy

42

Respondents who would 'definitely recommend' their bank*



%
60
40
20
0
14
23
24
29
53
CBA
WBC
NAB
ANZ
STG
Respondent's main bank

41% of customers who said that they would 'recommend' confirmed they actually did

Expected churn^

- 19% of major bank customers are considering changing banks in the next 6 months
- 0% of St.George customers are considering changing

*Jones Donald customer survey C&BB Sep-04

^East & Partners: Australian Mid-Corporate Transaction Banking Markets as at Feb-05 (refers to main transaction bank)

Middle Market - Best Business Bank program

Objectives

Increase customer numbers	Maintain high customer and employee engagement
Expand capability in selected industries	Maintain at least twice system growth

Imperatives

- Improve productivity at front line
- *Increase resources and expand footprint in core geographies* – NSW, ACT, SA
- Expand resources and footprint in non-core geographies – VIC, QLD, WA
- Leverage full potential of $250k-$1m segment
- Maintain superior credit quality
- Improve product delivery and credit processes
- *Planned increase of over 100 new middle market staff this year*
- Over 50 staff involved in program delivery



Wealth Management - continued growth story

- Wealth Management
  - **SEALCORP**
    - ASGARD
      - 'eWrap'
      - 'Elements'
    - Securitor
    - Institutional Business Services
  - **Investments & Insurance**
    - Margin Lending
    - Advance Asset Management
    - Insurance
    - Ascalon
  - **Customer Segments**
    - Private Bank
    - Gold

- Wealth now contributing more than 10% of Group segmental earnings
- All businesses contributing strongly
- Growing and broadening distribution through:
  - greater penetration of IFA dealer groups, corporate super and institutional businesses
  - improved internal planner productivity



SEALCORP - profitable growth

Funds under administration


23.7%
$bn
22
18
14
10
20.5
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05

- ASGARD – preferred platform for top 50 dealer groups*
- FUA up $3.9bn due to strong net inflows and favourable market conditions
- ASGARD 'Elements' mastertrust and 'eWrap' now comprise 12% of FUA
- Inflows from institutional alliances exceeding expectations and targets
- Continued investment in underlying infrastructure



*12 months to Dec-04 Source: Plan for Life. Percentages and dollar amounts Mar-04 to Mar-05

Wealth Management: portfolio of growth businesses

Advance FUM

21.6%^

$bn

5 / 4 / 3 / 2

4.7

Sep-02, Mar-03, Sep-03, Mar-04, Sep-04, Mar-05

Margin lending receivables

30.6%*

$bn

1.6 / 1.2 / 0.8 / 0.4

1.4

Sep-02, Mar-03, Sep-03, Mar-04, Sep-04, Mar-05

- Gross flows up 11.3%^
- New products including the 'Advance Mortgage Trust' and 'Australian Smaller Companies Fund' contributing to strong inflows

- A quality, scaleable business
- Product and service excellence
  - 'Margin Lender of the Year' for 2nd consecutive year#
  - Cannex 5 star rating



*Mar-04 to Mar-05 ^1H05 on 2H04. # Personal Investor Magazine Awards Aug-04


GOLD - customer advocacy strengthening
47
GOLD customers who would
'definitely recommend St.George'
%
60
50
40
30
36
37
40
48
Jul-03
Dec-03
Jun-04
Mar-05
• Customer numbers up 23% to 170,000 since Mar-04
• 1 in 4 GOLD customers 'absolutely delighted'*
• Customer retention remains high at 98%
Source: Jones Donald Customer Satisfaction Survey Mar-05 *GOLD customers who answered 7 on a 7 point scale

Interstate growth strategy

Business volumes growth

	Residential	Middle Market	Total Asset Growth
	%	%	%
VIC	34	30	33
QLD	23	16	22
WA	19	27	22

Victoria – targeted growth, steady build

- Measured build of infrastructure and capability:
  - 31 retail branches
  - 5 business banking centres
- 83 additional people since Sep-03

Queensland – area of focus

- General Manager appointed Nov-04
- Additional investment planned
- 15 additional people since Sep-04

Organic growth momentum building

Percentages Mar-04 to Mar-05

Continuous productivity improvement

Redesigning our processes from the customer perspective

- Simplification of data capture
- Reduction in paper flow
- Streamlining of credit processes
- Embedding a culture of productivity and service disciplines

Group wide productivity management

- Continued emphasis on rigorous financial analysis
- Cross divisional review of investments and portfolios
- Ongoing review of property, procurement and IT sourcing
- Discipline through internal charging and ongoing productivity improvements

Productivity benefits funding reinvestment initiatives

Business priorities update

Differentiating on customer service

Management targets



Our customer service formula

51

Engaged People +


Great
Customer
Experience

= **Superior Financial Results**







Compelling place to work

- An inspiring vision
- Right people, right roles
- Empowered workplace
- People who are passionate about the Group's brands
- Clear consistent communication

Compelling place to bank

- Targeted approach
- Compelling propositions
- Customers who stay and do more
- Customers who advocate St.George
- Differentiated positioning

Compelling place to invest

- Superior financial results over time
- Consistent, superior growth profile
- Self sustaining platform



2005 - key areas of investment

52

- New retail organisational model
- Integrated Sales and Service program (ISS)
- Engaged people
- Customer segmentation and value propositions
- Customer Relationship Management



Accelerating front line ownership and accountability

New retail distribution structure


David Gall
Group
Executive
Steve
Weston
GM
Queensland
Peter
Lock
GM
Victoria
Tim
Norling
GM
3rd Party
Distribution
& Contact
Centres
Rhyll
Gardner
GM
Northern
NSW
Gavan
Thompson
GM
Southern
NSW
Market Managers
Branch Managers

- Realignment driving local market empowerment
- 5 new general managers ensuring accountability for sales and service outcomes
- Enhanced MIS supporting revenue and productivity focus
- Significant investment in training and development
- Integrated Sales and Service reviewed, refined and being accelerated

Targeting leadership in sales and service

ISS scorecard	
New tools and processes	In place
Support/buy-in for new approach	Strong
Skilled application/usage	Inconsistent
Sales and service uplift	Improving

Actions underway

- Simplification of measures and reward structures
- Enhanced revenue and productivity metrics
- Additional skilling and coaching
- Reinforcement of best practice

Retail realignment accelerating ISS implementation



BankSA - ISS key to strong sales performance

55



ISS performance indicators
#/month
1250
1000
750
500
250
0
1213
628
556
Apr-04
Jun-04
Aug-04
Nov-04
Jan-05
Mar-05
Sales
Referrals
Appointments kept

- Growing market share from a leading position in a mature market
- Rigorous and disciplined approach to sales management
- 73,000 outbound calls made
- Customer satisfaction levels up 5%
- Market share:*
  - up 3% in deposits to 25%
  - up 4% in personal loans to 14%
  - up 3% in commercial loans to 16%
  - home loans stabilised at 18%



*Since Sep-03

Engaged people - strong culture of commitment

56

New staff

- Recruiting for attitude, values alignment
- 4 week customer service induction program

Sales and service leadership program

- 12 month program
- 75 frontline managers to graduate in mid-05
- 100 managers to complete program in 2nd rollout

Customer service accreditation

- Specific customer service training program
- Leaders to undergo more intensive accreditation

Leadership programs

- Intensive programs designed for three different layers of management
- Over 850 staff completed programs to date

HR Magazine Awards*
Best HR team
Best HR director
Best overall use of HR technology
HR Institute Awards^
Excellence in people management (NSW)
Excellence in people management (National)



*Australian HR Magazine Awards Sep-04 ^Australian Human Resource Institute Awards Oct-04

Program of work driving great customer experiences

57

Deliver service excellence

- Focus on behaviours that lead to advocacy, retention and expansion
- Measure and minimise servicing failures

Target customer segments

- Phased roll-out of new customer welcome program
- Increase new customer product penetration and improve retention

Enhance customer value propositions

- Develop differentiated service propositions for customers emphasising
  - customer value
  - retention risk
  - potential value

Tailor marketing campaigns

- Execute event based campaigns both centrally and locally
  - 31 customer event based campaigns since Mar-04, another 59 by Sep-05
  - new CRM platform to provide additional capability



Actionable customer relationship management

56



Sep-04
Lead Management System
ENACT frontline ISS software
Comprehensive data warehouse
Integrated Sales and Service program
Segment marketing
New teller platform
Sep-05
One customer view
Simple screen display of key customer data
Cross-channel view of customer interactions
Events/needs based marketing
Improved customer service through real time interaction
Integrated leads management and referral system
On track for delivery

A differentiated customer experience


Customer satisfaction
%
80
70
60
50
75.3%
66.3%
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
St.George
Average of the 4 majors



Source: Roy Morgan Research Mar-05 rolling 3-mth average. Respondents (aged14+) with transaction accounts at institution

Business priorities update

Differentiating on customer service

Management targets



Targets: FY05 and FY06

EPS growth FY05	Up from 10% to 11%
EPS growth FY06	Double digit
Cost to income	Manage to lower end of peer group
Capital	Tier one 7.0-7.5%
Credit quality	Maintain positive differential to majors
Customer satisfaction	Maintain positive differential to majors



In conclusion

- Measured, disciplined and consistent strategy delivering
- Continued focus on enhanced customer service differentiation
- Meeting the challenges of increasing competition
- Strong execution track record
- Investing for the future
- Focus on sustainable, high quality earnings




st.george



For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au





Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,797
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued under the St.George Bank Executive Performance Share Plan
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 May 2005

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
517,904,367	Ordinary shares
3,000,000	PRYMES
3,500,000	SAINTS
4,442	Redeemable preference borrower share
264,977	Redeemable preference depositor share
3	Perpetual Notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)		

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Date: 04/05/2005

Secretary

Print name: Michael Bowan

== == == == ==

+ See chapter 19 for defined terms.